SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of Financial Statements for the six month periods ended December 30, 2014 and December 30, 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores.

Legal information

Denomination: IRSA PROPIEDADES COMERCIALES S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA)).

Fiscal year No.: 125, beginning on July 1, 2014.

Legal address: Moreno 877, 22nd floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: March 14, 2013.

Expiration of company charter: August 28, 2087.

Number of register with the Superintendence of Corporations: 801,047.

Capital stock: 1,260,140,508 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Legal Address: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate investment.

Controlling interest on the equity: 1,207,096,454 common shares.

Percentage of votes of the parent Company on the equity: 95.79%.

Type of stock	CAPITAL STATUS
	Shares outstanding	Authorized for Public Offer of Shares	Subscribed, Issued and Paid up (in thousands of Ps.)
Common stock with a face value of Ps. 0.1 per share and entitled to 1 vote each	1,260,140,508	1,259,886,188	126,014

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2014 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	12.31.14	06.30.14
ASSETS
Non-Current Assets
Investment properties	10	4,393,632	1,753,492
Property, plant and equipment	11	105,535	23,552
Trading properties	12	8,227	8,325
Intangible assets	13	70,503	65,754
Investments in associates and joint ventures	8,9	180,679	171,903
Deferred income tax assets	24	51,413	40,326
Income and minimum presumed tax credit		554	578
Trade and other receivables	16	87,912	85,914
Investments in financial assets	17	117,245	63,455
Total Non-Current Assets		5,015,700	2,213,299
Current Assets
Trading properties	12	802	1,214
Inventories	14	12,761	10,368
Derivative financial instruments	23	-	1,234
Income tax credit		301	123
Trade and other receivables	16	706,469	937,204
Investments in financial assets	17	388,267	216,071
Cash and cash equivalents	18	151,150	116,706
Total Current Assets		1,259,750	1,282,920
TOTAL ASSETS		6,275,450	3,496,219
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Special reserve		15,802	15,802
Changes in non-controlling interest		(19,770)	(19,707)
Retained earnings		342,217	138,693
Total capital and reserves attributable to equity holders of the parent		1,016,948	813,487
Non-controlling interest		207,306	192,102
TOTAL SHAREHOLDERS’ EQUITY		1,224,254	1,005,589
LIABILITIES
Non-Current Liabilities
Trade and other payables	19	229,956	195,673
Borrowings	22	3,153,622	1,046,102
Deferred income tax liabilities	24	93,746	107,778
Provisions	21	7,383	22,878
Total Non-Current Liabilities		3,484,707	1,372,431
Current Liabilities
Trade and other payables	19	605,647	489,811
Income tax liabilities		134,902	56,681
Payroll and social security liabilities	20	54,188	76,090
Borrowings	22	749,534	479,237
Derivative financial instruments	23	-	14,225
Provisions	21	22,218	2,155
Total Current Liabilities		1,566,489	1,118,199
TOTAL LIABILITIES		5,051,196	2,490,630
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		6,275,450	3,496,219

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G Elsztain Vicepresident acting as President

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the six and three-month periods beginning on July 1st and October 1st, 2014 and 2013 and ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

		Six months		Three months
	Note	12.31.14	12.31.13	12.31.14	12.31.13
Revenues	26	1,307,374	1,034,575	731,439	575,987
Costs	27	(549,199)	(450,210)	(303,253)	(250,198)
Gross Profit		758,175	584,365	428,186	325,789
Gain from disposal of investment properties		3,361	-	3,361	-
General and administrative expenses	28	(56,170)	(50,977)	(30,310)	(25,726)
Selling expenses	28	(46,626)	(32,713)	(27,328)	(19,465)
Other operating results, net	30	(63,497)	(10,573)	(69,356)	(6,227)
Profit from Operations		595,243	490,102	304,553	274,371
Share of profit of associates and joint ventures	8,9	19,791	2,258	(3,465)	(339)
Profit from Operations Before Financing and Taxation		615,034	492,360	301,088	274,032
Finance income	31	51,942	46,200	22,405	24,614
Finance cost	31	(178,389)	(207,927)	(67,716)	(122,111)
Other financial results	31	32,980	65,368	38,810	36,210
Financial results, net		(93,467)	(96,359)	(6,501)	(61,287)
Profit Before Income Tax		521,567	396,001	294,587	212,745
Income tax expense	24	(161,411)	(138,983)	(90,689)	(73,887)
Profit for the period		360,156	257,018	203,898	138,858
Total Comprehensive Income for the period		360,156	257,018	203,898	138,858

Attributable to:
Equity holders of the parent		341,404	240,569	193,732	130,873
Non-controlling interest		18,752	16,449	10,166	7,985

Profit per share attributable to equity holders of the parent for the period:
Basic		0.27	0.19	0.12	0.10
Diluted		0.27	0.19	0.12	0.10

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G Elsztain Vicepresident acting as President

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total shareholders' equity
Balance at June 30, 2014	126,014	69,381	444,226	39,078	15,802	(19,707)	138,693	813,487	192,102	1,005,589
Comprehensive income for the period	-	-	-	-	-	-	341,404	341,404	18,752	360,156
Dividends distribution – Shareholders’ meeting as of October 31, 2014	-	-	-	-	-	-	(138,693)	(138,693)	-	(138,693)
Reimbursement of expired dividends	-	-	-	-	-	-	813	813	-	813
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	415	415
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	(3,946)	(3,946)
Changes in non-controlling interest	-	-	-	-	-	(63)	-	(63)	(17)	(80)
Balance at December 31,2014	126,014	69,381	444,226	39,078	15,802	(19,770)	342,217	1,016,948	207,306	1,224,254

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Reserve for shared-based compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923	161,892	1,010,815
Comprehensive income for the period	-	-	-	-	-	-	-	-	240,569	240,569	16,449	257,018
Dividends distribution – Shareholders’ meeting as of October 31, 2013	-	-	-	-	-	-	-	-	(167,522)	(167,522)	-	(167,522)
Distribution to legal reserve – Shareholders’ meeting as of October 31, 2013	-	-	-	-	4	-	-	-	(4)	-	-	-
Reversal of reserve for new developments – Shareholders’ meeting as of October 31, 2013	-	-	-	-	-	(3,302)	-	-	3,302	-	-	-
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	783	783	-	783
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(3,274)	(3,274)
Reserve for share-based compensation (Note 32)	-	-	-	9,223	-	-	-	-	-	9,223	-	9,223
Balance at December 31,2013	126,014	69,381	444,226	15,830	39,078	-	15,802	(19,707)	241,352	931,976	175,067	1,107,043

(1)	Related to CNV General Resolution No. 609/12. See Note 25.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G Elsztain Vicepresident acting as President

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	12.31.14	12.31.13
Operating activities:
Cash generated from operations	18	641,330	586,541
Income tax paid		(108,463)	(128,379)
Net cash generated from operating activities		532,867	458,162

Investing activities:
Acquisition of property from parent company		(89,789)	-
Acquisition and capital contribution of associates	9	(31,985)	(13,057)
Sale of equity interest in associates	9	19,140	-
Capital contributions in joint ventures	8	(100)	(1,222)
Increase in investment properties	10	(134,429)	(132,323)
Proceed from barters		124	-
Acquisition of property, plant and equipment	11	(13,446)	(5,509)
Advance payments		-	(36,576)
Acquisition of intangible assets	13	(105)	(70)
Increase in financial assets		(531,328)	(695,910)
Decrease in financial assets		327,330	607,210
Loans granted to related parties		(40)	(17,428)
Collection of financial assets interests		8,433	5,700
Loans repayments received from associates and joint ventures		76,817	-
Net cash used in investing activities		(369,378)	(289,185)

Financing activities:
Acquisition of non-controlling interest		(80)	-
Capital contribution of non-controlling interest		415	-
Borrowings obtained		311,961	88,574
Borrowings obtained from related parties		9,000	50
Payment of seller financing		(105,861)	(1,640)
Repayment of borrowings		(98,269)	(119,485)
Repayment of borrowings of related parties		(77)	-
Proceeds from derivative financial instruments		102	3,060
Payment of derivative financial instruments		(16,054)	-
Payments of financial leasing		(1,356)	(758)
Dividends paid	25	(137,429)	(167,248)
Dividends paid to non-controlling interest		(3,946)	(7,443)
Interest paid		(91,810)	(68,441)
Net cash used in financing activities		(133,404)	(273,331)

Net increase (decrease) in cash and cash equivalents		30,085	(104,354)
Cash and cash equivalents at beginning of period	18	116,706	223,385
Foreign exchange gain on cash and cash equivalents		4,359	5,023
Cash and cash equivalents at end of period		151,150	124,054

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G Elsztain Vicepresident acting as President

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	Group´s business and general information

   IRSA PROPIEDADES COMERCIALES S.A. (formerly Alto Palermo S.A. and alternatively “IRSA Propiedades Comerciales S.A.”, “IRSA Propiedades Comerciales”, “we” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 we operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. Our core asset was the historical building of Mercado de Abasto, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

   Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company name Alto Palermo S.A..

   On December 22, 2014, the Company acquired from IRSA Inversiones y Representaciones S.A., 83,789 m2 of its Premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the land reserve “Intercontinental II” in order to consolidate a vehicle which main corporate purpose will be to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by the change of corporate name of ALTO PALERMO S.A. (APSA) for IRSA PROPIEDADES COMERCIALES S.A. as continuation entity, such change of corporate name having been approved by the Special General Shareholders’ Meeting held on February 5, 2015.

   As of the end of these financial statements, we consolidated 325,000 m2 in 14 shopping centers (one of which is under construction in the city of Neuquén), 95,031 m2 in 6 Premium offices and 1 important land reserve for future commercial developments; we are operators and hold a majority interest in a portfolio of thirteen shopping centers in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba). Additionally, IRSA Propiedades Comerciales operates, through a joint venture, La Ribera Shopping in the City of Santa Fe.

   The Company’s stocks are traded in the Buenos Aires Stock Exchange and in United States of America’s NASDAQ.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General information (Continued)

   IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". Our main shareholder is IRSA.

   These Unaudited Condensed Interim Consolidated Financial Statements have been approved by the Board of Directors to be issued on February 9, 2015.

2.	Basis of preparation of the unaudited condensed interim consolidated financial statements

2.1.	Basis of preparation

   The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13. Such information is included in the Notes to these Unaudited Condensed Interim Consolidated Financial Statements, as admitted by International Financial Reporting Standards (IFRS).

   These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Group as of June 30, 2014 prepared in accordance with IFRS. The Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

   The unaudited Condensed Interim Consolidated Financial Statements corresponding to the six-month periods ended December 31, 2014 and 2013 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. Results for the six-month periods ended December 31, 2014 and 2013 do not necessarily reflect proportionally the Group’s results for the complete fiscal years.

2.	Significant Accounting Policies

   The accounting policies applied in the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2014. Most significant accounting policies are described in Note 2 to the annual Consolidated Financial Statements.

  Acquisition of assets carried out between entities under common control

   The Group has elected to recognize acquisition of assets or group of assets carried out between entities under common control who also qualify as “Business Combination” according to IFRS 3, using acquisition method.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the unaudited condensed interim consolidated financial statements (Continued)

2.3.	Use of estimates

   The preparation of financial statements at a certain date requires the Group's Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

   In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended June 30, 2014, except for changes in accrued income tax, provision for legal claims, provision for Director's fees, allowance for bad debts and accrued supplementary rental.

2.4.	Comparative information

  The comparative information as of June 30, 2014 and December 31, 2013 included in these financial statements arises from the financial statements as of such dates.

3.	Seasonal effects on operations

  The operations of the Group’s shopping centers are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and during the period of year-end festivals (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisitions and disposals

   Six-month period ended December 31, 2014

   Decrease of equity interest in Avenida Inc.

   On July 18, 2014, the Group - through Torodur S.A., exercised the warrant held and consequently its interest in Avenida Inc. was increased to 6,172,840 shares or 35.46%. However, simultaneously, the Group's holding was reduced to 23.01% as a result of the acquisition of 35.12% interest in the Company by a new investor.

   Subsequently, on September 2, 2014, Torodur S.A. sold 1,430,000 shares representing 5 % of the Avenida Inc.’s capital stock in the amount of Ps. 19.1 million (USD 2.3 million), thus reducing the equity interest to 17.68% of its share capital. Such transaction generated a gain of Ps. 8.8 million.

   As a result of the sale of the interest, the Group has forborne to recognize the equity interest in Avenida Inc. as investment in associates and has considered as a financial asset at fair value in the financial statements at December 31, 2014.

   Acquisition of real property from our controlling company IRSA

   On December 22, 2014, the Company acquired from IRSA Inversiones y Representaciones S.A., 83,789 m2 of its Premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the land reserve “Intercontinental II” in order to consolidate a vehicle which main corporate purpose will be to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by the change of corporate name of ALTO PALERMO S.A. (APSA) for IRSA PROPIEDADES COMERCIALES S.A. as continuation entity, such change of corporate name having been approved by the Special General Shareholders’ Meeting held on February 5, 2015.

   The total amount of the transaction was USD 308 million, USD 61.6 million of which have already been paid-in, and the balance of USD 246.4 million has been financed at an annual effective rate of 8.5% maturing in 2017 and 2020.

   Considering that the transaction has been carried out between entities under common control, the Group has chosen – as indicated in Note 2.2 – to record this transaction under the acquisition method provided by IFRS 3 “Business Combinations”. As of the balance sheet date, a preliminary allocation of net acquired assets has been made.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisitions and disposals (Continued)

  The following chart shows the consideration paid by IRSA Propiedades Comerciales and the net assets acquired as of the acquisition date.

December 31, 2014 (in millions of USD)
Consideration paid:
Cash	10.5
Assignment of receivables between related parties	21.3
Cancellation of loan agreement with IRSA	14.7
Transfer of IRSA non-convertible notes 2020 and 2017	5.1
Transfer of APSA non-convertible Class I due 2017	10.0
Loan agreements with IRSA (due 2017)	150.0
Loan agreements with IRSA (due 2020)	96.4
Total consideration paid	308.0
Recognized balances of acquired identifiable assets (preliminary):
Investment properties (Note 10) (i)	301.1
Property, plant and equipment (Note 11) (i)	6.9
Total net identifiable assets	308.0
Total	-
(i)
Assets recognized in the interim condensed financial statements of IRSA Propiedades Comerciales S.A. amount to Ps. 2,563,105 in Investment properties and Ps. 73,386 million in Property, plant and equipment.

   Acquisition cost was recognized in other operating results, net in the income statement for an amount of Ps. 58.6 million.

  Income generated by the portfolio of real property acquired as from December 22, 2014 that has been included in the income statement amounted to Ps. 5.6 million and have been recorded in the income statement under the line income.

   Conil plot of land under barter agreements

  On November 5, 2014, the Group executed a conveyance deed evidencing a swap and mortgage transaction in favor of Darío Palombo (acting as Trustee of “Fideicomiso Esquina Guemes”) to convey title on four plots of land located in Avellaneda district. The agreement provides for the development by the Trust of two building construction undertakings. In consideration for such work, the compensation agreed included the amount of USD 0.01 million and delivery, within 24 months as from such agreement execution, of two functional units for commercial purposes and one functional unit for office purposes (the non-monetary compensation was valued at USD 0.7 million).

5.	Financial Risk Management and fair value estimates

5.1.	Financial risk

  The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.	Financial Risk Management and fair value estimates (Continued)

  These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures corresponding to financial risk management, consequently should be read together with the annual consolidated financial statements as of June 30, 2014. There have been no changes in the risk management or risk management policies applied by the Group since the end of the fiscal year.

5.2.	Fair value estimates

   Since June 30, 2014 to these Unaudited Condensed Interim Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost).

   Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

6.	Segment reporting

   The operating income from the joint businesses Nuevo Puerto Santa Fe S.A. (“NPSF”) and Quality Invest S.A. are reported under the proportional consolidation method. Under this method, the income/loss generated by joint businesses is reported in the income statement line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the income statement. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of these businesses as a whole.

   Moreover, operating results of Entertainment Holdings S.A. ("EHSA") joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of la Rural S.A..

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting (Continued)

   Below is a summarized analysis of the lines of business of the Group for the six-month periods ended December 31, 2014 and 2013:

	Six months ended December 31, 2014
	Urban properties			Investments	Total urban properties and investment
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Revenues	1,290,249	28,576	3,673	65	1,322,563
Costs	(534,899)	(19,924)	(2,423)	(64)	(557,310)
Gross Profit	755,350	8,652	1,250	1	765,253
Gain from disposal of investment properties	-	-	3,361	-	3,361
General and administrative expenses	(56,260)	(128)	-	-	(56,388)
Selling expenses	(45,989)	(850)	(262)	(158)	(47,259)
Other operating results, net	(14,303)	(58,602)	-	8,758	(64,147)
Profit (Loss) from Operations	638,798	(50,928)	4,349	8,601	600,820
Share of profit of associates and joint ventures	-	3,319	-	11,928	15,247
Segment Profit (Loss) Before Financing and Taxation	638,798	(47,609)	4,349	20,529	616,067

Investment properties	1,752,452	2,626,573	124,495	-	4,503,520
Property, plant and equipment	30,087	75,611	-	-	105,698
Trading properties	-	-	9,029	-	9,029
Goodwill	1,323	3,911	-	-	5,234
Right to receive units ("Barters")	9,264	5,409	23,608	-	38,281
Inventories	13,136	-	-	-	13,136
Investments in associates	-	26,628	-	37,122	63,750
Total segment assets	1,806,262	2,738,132	157,132	37,122	4,738,648

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting (Continued)

	Six months ended December 31, 2013
	Urban properties			Investments	Total urban properties and investment
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Revenues	1,012,652	15,902	16,445	334	1,045,333
Costs	(444,232)	(7,991)	(4,118)	(171)	(456,512)
Gross Profit	568,420	7,911	12,327	163	588,821
General and administrative expenses	(51,026)	(127)	-	(55)	(51,208)
Selling expenses	(32,232)	(304)	(1,371)	317	(33,590)
Other operating results, net	(12,173)	-	-	54	(12,119)
Profit from Operations	472,989	7,480	10,956	479	491,904
Share of profit of associates and joint ventures	-	2,841	-	(1,729)	1,112
Segment profit (loss) Before Financing and Taxation	472,989	10,321	10,956	(1,250)	493,016

Investment properties	1,623,519	142,082	35,570	-	1,801,171
Property, plant and equipment	17,936	3,476	-	-	21,412
Trading properties	-	-	13,828	-	13,828
Right to receive units ("Barters")	9,264	-	23,608	-	32,872
Goodwill	1,829	3,911	-	-	5,740
Inventories	8,557	-	-	-	8,557
Investments in associates	-	26,936	-	50,468	77,404
Total segment assets	1,661,105	176,405	73,006	50,468	1,960,984

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting (Continued)

   The following tables present reconciliation between the total results of segment operations as shown in the column “Urban properties and investments” as of December 31, 2014 and 2013, and the results of operations as per the unaudited statement of comprehensive income. The adjustments relate to the presentation of the results of operations of joint ventures on an equity-accounted basis for IFRS income statement purposes.

	Six months ended December 31, 2014
	Total Segment reporting	Adjustment for share of profit / (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per Statement of Comprehensive Income
Revenues	1,322,563	(15,189)	-	1,307,374
Costs	(557,310)	8,111	-	(549,199)
Gross Profit (Loss)	765,253	(7,078)	-	758,175
Gain from disposal of investment properties	3,361	-	-	3,361
General and administrative expenses	(56,388)	164	54	(56,170)
Selling expenses	(47,259)	633	-	(46,626)
Other operating results, net	(64,147)	704	(54)	(63,497)
Profit (Loss) from Operations	600,820	(5,577)	-	595,243
Share of profit (loss) of associates and joint ventures	15,247	4,544	-	19,791
Segment profit (loss) Before Financing and Taxation	616,067	(1,033)	-	615,034

	Six months ended December 31, 2013
	Total Segment reporting	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per Statement of Comprehensive Income
Revenues	1,045,333	(10,578)	(180)	1,034,575
Costs	(456,512)	6,122	180	(450,210)
Gross Profit	588,821	(4,456)	-	584,365
General and administrative expenses	(51,208)	177	54	(50,977)
Selling expenses	(33,590)	877	-	(32,713)
Other operating results, net	(12,119)	1,600	(54)	(10,573)
Profit from Operations	491,904	(1,802)	-	490,102
Share of profit of associates and joint ventures	1,112	1,146	-	2,258
Segment profit (loss) Before Financing and Taxation	493,016	(656)	-	492,360

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting (Continued)

   Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The unaudited statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

	December 31, 2014	December 31, 2013
Total operating assets as per Segment Reporting	4,738,648	1,960,984
Investment properties	(109,888)	(105,065)
Property, plant and equipment	(163)	(110)
Goodwill	(5,234)	(5,234)
Inventories	(375)	(170)
Investments in associates and joint ventures	116,874	110,237
Total assets as per the Statement of Financial Position	4,739,862	1,960,642

7.	Information about principal subsidiaries

   The Group conducts its business through several operating and holding subsidiaries and investment.

   Set out below is the summarized financial information on subsidiaries with material non-controlling interests:

   Summarized statement of financial position

	Panamerican Mall S.A. (PAMSA)
	December 31, 2014	June 30, 2014
ASSETS
Total Non-current assets	467,895	474,207
Total Current assets	458,908	361,857
TOTAL ASSETS	926,803	836,064
LIABILITIES
Total Non-current liabilities	17,060	17,895
Total Current liabilities	97,442	76,329
TOTAL LIABILITIES	114,502	94,224
NET ASSETS	812,301	741,840

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about principal subsidiaries (continued)

   Summarized statement of comprehensive income

	PAMSA
	December 31, 2014	December 31, 2013
Revenues	174,693	126,182
Profit before income tax	108,465	81,264
Income tax	(38,004)	(28,439)
Profit for the period	70,461	52,825
Total Comprehensive Income for the period	70,461	52,825
Profit attributable to non-controlling interest	14,092	10,565
Dividends paid to non-controlling interest	-	-

   Summarized statements of cash flows

	PAMSA
	December 31, 2014	December 31, 2013
Net cash generated from operating activities	54,914	71,411
Net cash used in investing activities	(73,101)	(69,709)
Net cash generated (used in) financing activities	13,128	(4,404)
Net decrease in cash and cash equivalents	(5,059)	(2,702)
Cash and cash equivalents at beginning of period	44,387	11,416
Foreign exchange gain on cash and cash equivalents	1,480	617
Cash and cash equivalents at end of period	40,808	9,331

   The information above is the amount before inter-company eliminations.

   Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in subsidiaries with material non-controlling interests is as follows:

	PAMSA
	December 31, 2014	June 30, 2014
Net assets at the begging of the year	741,840	632,517
Profit for the period / year	70,461	109,323
Net assets at the end of the period / year	812,301	741,840
Net assets at the participating interest	80%	80%
Interest in subsidiaries	649,841	593,472
Higher Value	96,505	98,088
Book value at the end of the period / year	746,346	691,560

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

8. Interests in joint ventures

  As of December 31, 2014 and June 30, 2014, the Groups' joint ventures were Quality Invest S.A., NPSF, EHSA and Entretenimiento Universal S.A. (“ENUSA”). The shares in these joint ventures are not publicly traded.

  The table below lists the Company's investments and the value of interest in joint ventures for the six-month period ended December 31, 2014 and for the year ended June 30, 2014.

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.14	Value recorded as of 06.30.14	Market value as of 12.31.14	Issuer’s information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholder's equity
Quality Invest S.A.	Common shares 1 vote	70,314,342	67,675	64,402	Not publicly	Real estate	Argentina	12.31.14	140,629	5,545	135,349	50%
	Contribution		-	500	traded	investment
	Goodwill		3,911	3,911
	Higher value		19,165	19,273
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	138,750	20,908	21,566	Not publicly	Commercial	Argentina	12.31.14	27,750	3,934	41,817	50%
	Higher value		3,892	3,980	traded	Real estate
	Goodwill		1,323	1,323
Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	23,128	19,092	Not publicly	Investment	Argentina	12.31.14	44,791	6,296	46,456	50%
	Contribution		100	721	traded
	Lower / Higher value		(23,192)	(23,192)
	Goodwill		26,647	26,647
Entretenimiento Universal S.A.	Common shares 1 vote	300	(55)	(59)	Not publicly traded	Event organization and others	Argentina	12.31.14	12	(75)	(2,205)	2.5%
Total non-current investments at 12.31.14			143,502	-
Total non-current investments at 06.30.14			-	138,164

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

8.	Interests in joint ventures (Continued)

   Changes in the Group’s investments in joint ventures for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Beginning of the period / year	138,164	131,977
Capital contributions	100	1,222
Dividends distribution	(2,625)	-
Share of profit, net (1)	7,863	4,965
End of the period / year (1)	143,502	138,164

(1)	Includes Ps. (55) and Ps. (59) as of December 31, 2014 and June 30, 2014, respectively, related to the interest in ENUSA. See Note 21.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9. Interests in associates

  The table below lists the Company's investments and the value of interests in associates for the six-month period ended December 31, 2014 and for the year ended June 30, 2014.
Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.14	Value recorded as of 06.30.14	Market value as of 12.31.14	Issuer’s information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholder's equity
Tarshop S.A. (1)	Common shares 1 vote	26,759,288	15,755	23,531	Not publicly	Consumer	Argentina	-	-	-	-	20%
	Contribution		22	-	traded	financing
	Intergroup transactions		(633)	(947)
Avenida Inc. S.A.	Common shares 1 vote	4,742,836	-	2,023	Not publicly	Investment	United	-	-	-	-	-
	Goodwill		-	9,073	traded		States
Total non-current investments at 12.31.14			37,122	-
Total non-current investments at 06.30.14			-	33,68

(1) As of December 31, 2014, the equity method was applied on provisional figures because as of this balance sheet date, the financial statements of Tarshop S.A. were yet to be issued and approved.

9.	Interests in associates (Continued)

   Changes in the Group’s investment in associates for the three-month period ended December 31, 2014 and for the year ended June 30, 2014 was as follows:

	December 31, 2014	June 30, 2014
Beginning of the period / year	33,680	39,140
Acquisitions	9,985	13,040
Capital contributions	22,000	-
Investment at fair value	(30,089)	-
Disposal of equity interest in associates	(10,382)	-
Share of profit, net	11,928	(18,500)
End of the period / year	37,122	33,680

10.	Investment properties

   Changes in the Group’s investment properties for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 was as follows:

	Shopping centers portfolio	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
At July 1, 2013
Costs	2,397,234	152,578	81,859	179,451	2,811,122
Accumulated depreciation	(1,168,858)	(20,628)	-	-	(1,189,486)
Net book amount	1,228,376	131,950	81,859	179,451	1,621,636
Year ended June 30, 2014
Opening net book amount	1,228,376	131,950	81,859	179,451	1,621,636
Additions	61,108	4,302	111	179,303	244,824
Transfers	(25,332)	26,774	(1,442)	(803)	(803)
Sales	-	-	-	(185)	(185)
Disposal of unused assets	(35)	-	-	-	(35)
Depreciation charge	(105,002)	(6,943)	-	-	(111,945)
Closing net book amount	1,159,115	156,083	80,528	357,766	1,753,492
At June 30, 2014
Costs	2,432,975	183,654	80,528	357,766	3,054,923
Accumulated depreciation	(1,273,860)	(27,571)	-	-	(1,301,431)
Net book amount	1,159,115	156,083	80,528	357,766	1,753,492
Period ended December 31, 2014
Opening net book amount	1,159,115	156,083	80,528	357,766	1,753,492
Additions	14,592	2,473,268	90,589	119,085	2,697,534
Sales	-	-	(1,666)	-	(1,666)
Transfers	211,961	-	-	(211,961)	-
Depreciation charge (i)	(42,701)	(13,027)	-	-	(55,728)
Closing net book amount	1,342,967	2,616,324	169,451	264,890	4,393,632
At December 31, 2014
Costs	2,659,528	2,656,922	169,451	264,890	5,750,791
Accumulated depreciation	(1,316,561)	(40,598)	-	-	(1,357,159)
Net book amount	1,342,967	2,616,324	169,451	264,890	4,393,632

(i)	As of December 31, 2014, depreciation charges were included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 28).

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Investment properties (Continued)

   The following amounts have been recognized in the unaudited statement of income:

	December 31, 2014	December 31, 2013
Rental and service income	1,303,636	1,017,796
Costs of property operations	(546,712)	(445,921)
Gain from disposal of investment properties	3,361	-

   Properties under development mainly comprise works in Shopping Neuquén S.A. (Alto Comahue) and Arcos del Gourmet S.A. (Distrito Arcos). As of December 31, 2014 and June 30, 2014 the amount of works in Alto Comahue amounted to Ps. 238,860 and Ps. 121,564, respectively. The project is expected to be completed in March, 2015. The works in Distrito Arcos as of December 31, 2014 and June 30, 2014 amounted to Ps. 26,030 and Ps. 236,202, respectively.

   Borrowing costs incurred during the period ended December 31, 2014 of Ps. 9,837, were capitalized at the rate of the Company’s general borrowings, which amounts to 15%. Those costs correspond to Alto Comahue.

   In respect of Arcos del Gourmet S.A., on December 10, 2013, the Judicial Branch confirmed an injunction order that suspended the opening of the shopping center on the grounds that it did not have certain governmental permits. The Company carried out specific actions, challenged the ruling that imposed the penalty and requested that it be lifted with expectations of a favorable result. In this context, on April 10, 2014, the Government of the Autonomous City of Buenos Aires granted a new environmental clearing certificate.

   On the other hand, in one of the two judicial processes (amparos – actions intended to protect constitutional rights) currently being heard, “Charlon, Marcelo Alejandro and others VS. GCBA on/ amparo”, the Court of Appeals referred above confirmed the decision rendered by the lower court  whereby the action was abated, as per notice served upon us on September 1, 2014. This means that, to date, the process has concluded with the decision being favorable to us.

   As to the other process entitled “Federación de Comercio e Industria de la Ciudad de Buenos Aires (FECOBA) and others vs. GCBA on amparo”, on August 29, 2014 the lower court rendered a decision rejecting the case. This judgment was appealed and following the corresponding service of notices between the parties, the record of proceedings was submitted to the Court of Appeals in September 2014. Following the corresponding notification of the Court’s Prosecutor, the record of proceedings was docketed for a decision on October 8, 2014 following a decision by the Court of Appeals in early December 2014. Such decision confirmed the judgment rendered by the lower court where it held both FECOBA and Vicente Lourenzo lacked active legitimation to file an action to protect the environment and fair competition. As a result, on December 18, 2014 the Shopping Center was opened and thus, given that this decision confirmed the lower court’s decision, the injunction that had prevented the opening of the Shopping Center became ineffective.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Investment properties (Continued)

   It should be noted that the plaintiff filed an action in first instance requesting the continuation of the injunction on the grounds that it had filed an action for unconstitutionality, which is an extraordinary remedy to be decided by the CABA Higher Court of Justice. Even though we are not certain about the remedy being filed for we have not been notified of its existence and content as of the balance sheet date, the first instance court rejected the plaintiff’s motion on the grounds that the decision rendered by the Court of Appeals has the same effects as a final judgment and, thus, the injunction is no longer in force.

   The following is a summary of the Group´s investment properties by type as of December 31, 2014 and June 30, 2014:

	Net book amount
Name	December 31, 2014	June 30, 2014
Shopping Centers Portfolio
Abasto	116,472	120,681
Alto Palermo Shopping	110,744	113,465
Alto Avellaneda	46,068	46,433
Paseo Alcorta	36,110	36,764
Alto Noa	12,283	13,114
Buenos Aires Design	9,862	10,223
Patio Bullrich	63,551	65,549
Alto Rosario	64,147	65,804
Mendoza Plaza	63,445	65,704
Dot Baires Shopping	443,737	451,965
Córdoba Shopping	50,457	52,113
Patio Olmos	27,595	28,666
Soleil Premium Outlet	86,535	88,634
Distrito Arcos	211,961	-
Shopping centers portfolio	1,342,967	1,159,115
Offices buildings and other rental properties portfolio:
Abasto offices	9,962	11,009
Dot building	89,690	90,975
Building annexed to DOT	25,332	25,332
Anchorena 559	11,851	11,976
Ocampo parking space	14,875	15,349
Zelaya 3102	1,442	1,442
Intercontinental Plaza (i)	651,012	-
Bouchard 710	516,742	-
Suipacha 652	128,643	-
Torre Bank Boston	533,457	-
Edificio República	706,220	-
Office and other rental properties portfolio	2,689,226	156,083
Undeveloped parcels of land:
Others (Intercontinental plot of land)	90,589	-
Luján plot of land	41,972	41,972
Caballito – Ferro	36,890	36,890
Conil (ii)	-	1,666
Plots undeveloped parcels of land	169,451	80,528
Properties under development:
Distrito Arcos	26,030	236,202
Alto Comahue	238,860	121,564
Properties under development	264,890	357,766
Total	4,466,534	1,753,492

(i)	The breakdown of investment properties as of December 31, 2014 includes property, plant and equipment in the amount of Ps. 72,902 that reflect offices used by the Group.
(ii)	See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Property, plant and equipment

   Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 was as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At July 1, 2013
Costs	12,321	10,914	76,105	291	56	99,687
Accumulated depreciation	(9,437)	(7,572)	(62,218)	(291)	-	(79,518)
Net book amount	2,884	3,342	13,887	-	56	20,169
Year ended June 30, 2014
Opening net book amount	2,884	3,342	13,887	-	56	20,169
Additions	1,488	1,524	8,917	-	-	11,929
Disposal of unused assets	-	-	(36)	-	-	(36)
Depreciation charge	(1,187)	(772)	(6,551)	-	-	(8,510)
Closing net book amount	3,185	4,094	16,217	-	56	23,552
At June 30, 2014
Costs	13,809	12,438	84,986	291	56	111,580
Accumulated depreciation	(10,624)	(8,344)	(68,769)	(291)	-	(88,028)
Net book amount	3,185	4,094	16,217	-	56	23,552
Period ended December 31, 2014
Opening net book amount	3,185	4,094	16,217	-	56	23,552
Additions	73,386	1,926	9,352	2,863	-	87,527
Depreciation charge (i)	(1,011)	(487)	(3,855)	(191)	-	(5,544)
Closing net book amount	75,560	5,533	21,714	2,672	56	105,535
At December 31, 2014
Costs	87,195	14,364	94,338	3,154	56	199,107
Accumulated depreciation	(11,635)	(8,831)	(72,624)	(482)	-	(93,572)
Net book amount	75,560	5,533	21,714	2,672	56	105,535

(i)
As of  December 31, 2014, depreciation charges were included in “Costs” for Ps. 4,931, in “General and administrative expenses” for Ps. 556 and in “Selling expenses“ for Ps. 57, in the Unaudited Statement of Comprehensive Income (Note 28).

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trading properties

   Changes in trading properties for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Completed properties	Undeveloped sites	Total
At July 1, 2013	1,620	6,024	7,644
Additions	1,400	-	1,400
Transfers	7,351	803	8,154
Disposals / Sales	(7,659)	-	(7,659)
At June 30, 2014	2,712	6,827	9,539
Disposals / Sales (i)	(510)	-	(510)
At December 31, 2014	2,202	6,827	9,029

(i)	Corresponds to the sale of functional units Condominio I.

   Breakdown of current and non-current Company’s trading properties is as follow:

	December 31, 2014	June 30, 2014
Non-current	8,227	8,325
Current	802	1,214
	9,029	9,539

   The following is a summary of the Group's trading properties by type as of December 31, 2014 and June 30, 2014:

	Net book amount
Description	December 31, 2014	June 30, 2014
Undeveloped sites:
Air space Coto	6,024	6,024
Residential project Neuquén	803	803
Total undeveloped sites	6,827	6,827

Completed properties:
Condominios I	415	925
Condominios II	387	387
Entre Ríos 465/9 apartments	1,400	1,400
Total completed properties:	2,202	2,712
Total	9,029	9,539

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

13.	Intangible assets

  Changes in the Group’s intangible assets for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units ("Barters") (iii)	Others	Total
At July 1, 2013
Costs	506	14,730	20,873	40,223	907	77,239
Accumulated depreciation	-	(13,804)	-	-	(774)	(14,578)
Net book amount	506	926	20,873	40,223	133	62,661
Year ended June 30, 2014
Opening net book amount	506	926	20,873	40,223	133	62,661
Additions	-	165	-	-	10,954	11,119
Transfers	-	-	-	(7,351)	-	(7,351)
Disposals	-	(116)	-	-	-	(116)
Amortizations charge	-	(479)	-	-	(80)	(559)
Closing net book amount	506	496	20,873	32,872	11,007	65,754
At June 30, 2014
Costs	506	14,779	20,873	32,872	11,861	80,891
Accumulated depreciation	-	(14,283)	-	-	(854)	(15,137)
Net book amount	506	496	20,873	32,872	11,007	65,754
Period ended December 31, 2014
Opening net book amount	506	496	20,873	32,872	11,007	65,754
Additions	-	105	-	5,409	-	5,514
Disposals	(506)	-	-	-	-	(506)
Amortization charge (i)	-	(219)	-	-	(40)	(259)
Closing net book amount	-	382	20,873	38,281	10,967	70,503
At December 31, 2014
Costs	-	14,884	20,873	38,281	11,861	85,899
Accumulated depreciation	-	(14,502)	-	-	(894)	(15,396)
Net book amount	-	382	20,873	38,281	10,967	70,503

(i)
As of December 31, 2014, amortization charge is included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 28). There are no impairment charges for any of the reported periods / years.

(ii)	Correspond to the project Arcos del Gourmet which will start to be amortized with the delivery of the shopping center.
(iii)	Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements. Include barter plot of lands Conil in Note 4.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Inventories

   Company’s inventories as of December 31, 2014 and June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Current
Materials and others items of inventories	12,761	10,368
Total inventories	12,761	10,368

15.	Financial instruments by category

  Determination of fair values

   IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

   In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can refer to at the date of valuation. A market is deemed active if transactions of assets or liabilities take place with sufficient frequency and sufficient quantity. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds and mortgage bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

   In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. The financial instruments the Group has allocated to this level comprise derivative financial instruments.

   In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. As of December 31, 2014, the company has determined that Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument, with a fair value of zero at the end of the period.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.  Financial instruments by category (Continued)

   The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer (CFO). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports. According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer. Since June 30, 2014, there have been no transfers between the several tiers used in estimating the different levels of fair value of the Group’s financial instruments.

  The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2013 and June 30, 2014 and their allocation to the fair value hierarchy:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT S.A.	53,435	-	-	53,435
- Investment in equity securities in Avenida Inc. S.A.	63,810	-	-	63,810
- Mutual funds	30,782	-	-	30,782
- Government bonds	288,667	-	-	288,667
- Bonds issued by Banco Macro	1,521	-	-	1,521
- Non-convertible notes related parties	68,227	-	-	68,227
Total assets	506,442	-	-	506,442

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.  Financial instruments by category (Continued)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	63,455	-	-	63,455
- Mutual funds	84,640	-	-	84,640
- Non-convertible notes related parties	113,971	-	-	113,971
- Government bonds	4,243	-	-	4,243
- Bonds issued by Banco Macro	1,438	-	-	1,438
- Foreign-currency futures contracts	-	1,200	-	1,200
- Interest rate swaps	-	34	-	34
Total assets	267,747	1,234	-	268,981

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Foreign-currency futures contracts	-	14,225	-	14,225
Total liabilities	-	14,225	-	14,225

  When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency future contracts	Present value method	Theoretical price	Money market curve; Interest curve. Foreign exchange curve.
Interest rate swaps	Discounted cash flow	-	Interest rate swaps and cash flows
Arcos del Gourmet S.A. purchase option	Discounted cash flow	-	Projected revenues and discount rate

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Trade and other receivables

   The following table shows the amounts of Trade and other receivables as of December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30, 2014
Non-current
Leases and services receivables	4,155	2,950
Averaging of scheduled contract increases	53,508	50,528
Properties sales receivables (i)	552	711
Less: provision for impairment of trade receivables	(2,208)	(2,208)
Total Non-current trade receivables	56,007	51,981
Prepayments	5,534	14,332
VAT receivables	20,018	18,824
Advance payments	6,342	-
Others	11	777
Total Non-current other receivables	31,905	33,933
Total Non-current trade and other receivables	87,912	85,914
Current
Leases and services receivables	280,865	178,858
Averaging of scheduled contract increases	70,797	60,738
Deferred checks received	211,829	181,835
Properties sales receivables (i)	464	657
Consumer financing receivables	14,737	14,861
Debtors under legal proceedings	55,412	52,175
Less: Provision for impairment of trade receivables	(77,013)	(71,424)
Total Current trade receivables	557,091	417,700
Prepayments	27,933	47,064
VAT receivables	3,670	3,715
Loans	9,910	8,759
Other tax receivables	3,264	6,684
Advance payments	58,766	66,186
Others	11,142	10,379
Less: provision for impairment of trade receivables	(165)	(175)
Total Current other receivables	114,520	142,612
Related parties (Note 33)	34,858	376,892
Total Current trade and other receivables	706,469	937,204
Total trade and other receivables	794,381	1,023,118

(i)Property sales receivables primarily comprise the sale of trading properties and investment properties.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Trade and other receivables (Continued)

   Movements on the Group’s provision for impairment of trade receivables are as follows:

	December 31, 2014	June 30, 2014
Beginning of the period / year	73,807	73,429
Additions (Note 28)	8,556	10,333
Unused amounts reversed (Note 28)	(2,088)	(4,022)
Used during the period / year	(889)	(5,933)
End of the period / year	79,386	73,807

   The additions and unused amounts reversed of provision for impaired receivables has been included in “Selling expenses” in the unaudited statement of income (Note 28). Amounts charged to the provision account are generally written off, when there is no expectation of recovering.

17.	Investments in financial assets

   The following table shows the amounts of investments in financial assets as of December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30, 2014
Non-current
Financial assets at fair value through profit or loss
Investment in equity securities in Avenida Inc. S.A.	63,810	-
Investment in equity securities in TGLT	53,435	63,455
Total Non-current	117,245	63,455
Current
Financial assets at fair value through profit or loss
Mutual funds	29,852	82,340
Non-convertible notes related parties (Note 33)	68,227	113,971
Bonds issued by Banco Macro	1,521	1,438
Government bonds	288,667	4,243
Financial assets at amortized cost
Non-convertible notes related parties (Note 33)	-	14,079
Total Current	388,267	216,071
Total investments in financial assets	505,512	279,526

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Cash and cash equivalents information

   The following table shows the amounts of cash and cash equivalents as of December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30, 2014
Cash at bank and on hand	150,220	114,406
Mutual funds	930	2,300
Total cash and cash equivalents	151,150	116,706

   Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2014 and 2013:

	Note	December 31, 2014	December 31, 2013
Income for the period		360,156	257,018
Adjustments for:
Income tax expense	24	161,411	138,983
Depreciation and amortization	28	61,531	62,480
Disposal of unused property, plant and equipment	11	-	36
Gain from disposal of trading property		(3,159)	(13,878)
Loss from purchase of companies	8	-	12
Gain from disposal of equity interest in associates	30	(8,758)	-
Gain from disposal of investment properties		(3,361)	-
Provision for directors’ fees		30,461	14,349
Long-term incentive program reserve	32	1,181	9,299
Gain / (Loss) from derivative financial instruments	31	2,961	(26,964)
Changes in fair value of financial assets through profit or loss	31	(35,941)	(38,404)
Financial results, net		132,884	197,076
Doubtful accounts, net	28	6,468	(272)
Provisions, net	21	5,759	3,921
Share of profit of associates and joint ventures	8,9	(19,791)	(2,258)
Unrealized foreign exchange loss, net		(4,359)	(5,023)
Changes in operating assets and liabilities:
(Increase) Decrease in inventories	14	(2,393)	1,509
Decrease (Increase) in trading properties	12	2,534	15,045
Increase in trade and other receivables	16	(144,593)	(35,566)
Increase in trade and other payables	19	122,609	12,748
Decrease in payroll and social security liabilities	20	(23,083)	(2,955)
Uses in provisions	21	(1,187)	(615)
Net cash generated from operating activities before income tax paid		641,330	586,541

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.  Cash flow and cash equivalents information (Continued)

	December 31, 2014	December 31, 2013
Non-cash transactions
Decrease in trade and other payables through an increase in shareholders’ equity	813	783
Decrease in trading properties through a decrease in trade and other payables	154	-
Increase in property, plant and equipment through an increase in borrowings	695	-
Increase in trade and other payables through a decrease in shareholders’ equity	1,648	-
Decrease in trade and other payables through a decrease in trade and other receivables	2,267	-
Increase in investment properties through a decrease in intangible assets	1,666	-
Decrease in equity investments in associates and joint ventures through a decrease in borrowings	2,625	-
Increase in investments in financial assets through a decrease in equity investments in associates and joint ventures	30,089	-
Increase in trade and other receivables through a decrease in investments in financial assets	-	16,825
Dividends not yet paid	-	2,165

   Acquisition of real property from controlling company

Assets acquired
Investment properties	2,563,105
Property, plant and equipment	73,386
Total assets acquired	2,636,491
Trade and other receivables	(307,893)
Investments in financial assets	(43,633)
Borrowings	(2,195,176)
Cash	(89,789)
Total consideration	(2,636,491)

19.	Trade and other payables

   The following table shows the amounts of trade and other payables as of December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30, 2014
Non-current
Rent and service payments received in advance	65,267	51,411
Admission rights	131,268	113,617
Tenant deposits	6,287	2,215
Total Non-current trade payables	202,822	167,243
Tax payment plans	11,152	12,634
Other income to be accrued	7,667	7,914
Others	8,257	7,695
Total Non-current other payables	27,076	28,243
Related parties (Note 33)	58	187
Total Non-current trade and other payables	229,956	195,673
Current
Trade payables	82,634	35,645
Accrued invoices	82,734	69,233
Customer advances	2,358	2,305
Rent and service payments received in advance	136,496	121,930
Admission rights	124,322	111,024
Tenant deposits	14,056	1,857
Current trade payables	442,600	341,994
VAT payables	32,519	23,215
Withholdings payable	19,989	18,510
Other tax payables	7,713	2,065
Other income to be accrued	495	495
Tax payment plans	3,187	3,440
Dividends	4,736	4,285
Others	1,734	1,591
Total Current other payables	70,373	53,601
Related parties (Note 33)	92,674	94,216
Current trade and other payables	605,647	489,811
Total trade and other payables	835,603	685,484

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Payroll and social security liabilities

  The following table shows the amounts of payroll and social security liabilities as of December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30, 2014
Current
Provision for vacation, bonuses and others	44,596	66,841
Social security payable	9,592	9,249
Total payroll and social security liabilities	54,188	76,090

21.	Provisions

   The following table shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Investments in joint ventures (*)	Total
At July 1, 2013	17,829	-	17,829
Increases	13,087	59	13,146
Recovery	(3,908)	-	(3,908)
Used during the year	(2,034)	-	(2,034)
At June 30, 2014	24,974	59	25,033
Increases (Note 30)	12,322	-	12,322
Decreases (Note 30)	(6,563)	-	(6,563)
Used during the period	(1,187)	-	(1,187)
Share of loss of joint ventures	-	(4)	(4)
At December 31, 2014	29,546	55	29,601
   (*) Correspond to equity interests in joint ventures with negative equity.

   Breakdown of current and non-current provisions is as follows:

	December 31, 2014	June 30, 2014
Non-current	7,383	22,878
Current	22,218	2,155
	29,601	25,033

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

22.	Borrowings

  The following table shows the Company's borrowings as of December 31, 2014 and June 30, 2014:

						Book value
	Secured/ unsecured	Currency	Fiexd/ Floating	Effective interest rate %	Nominal value	December 31, 2014	June 30, 2014
Non-current
APSA NCN Series I due 2017 (Note 33)	Unsecured	USD	Fixed	7.875%	120,000	1,009,947	879,802
Seller financing Soleil Factory (i)	Secured	USD	Fixed	-	-	-	80,126
Syndicated loans (ii)	Unsecured	Ps.	Fixed	(ii)	126,455	24,481	74,964
Finance leases	Secured	USD	Fixed	(vi)	5,305	544	851
Bank loans (v)	Unsecured	Ps.	Fixed	15.25%	12,488	11,685	3,938
Banco Provincia de Buenos Aires loan (iii)	Unsecured	Ps.	Fixed	(iii)	-	-	6,421
Related parties (Note 33)						2,106,965	-
Non-current borrowings						3,153,622	1,046,102
Current
APSA NCN Series I due 2017 (Note 33)	Unsecured	USD	Fixed	7.875%	120,000	10,387	8,968
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	-	-	5,128
Banco Provincia de Buenos Aires loan (iii)	Unsecured	Ps.	Fixed	(iii)	132,889	133,054	12,886
Syndicated loans (ii)	Unsecured	Ps.	Fixed	(ii)	126,455	101,598	101,339
Bank loans (v)	Unsecured	Ps.	Fixed	15.25%	12,488	3,573	1,890
Bank overdrafts (iv)	Unsecured	Ps.	Floating	(iv)	-	487,925	347,410
Finance leases	Secured	USD	Fixed	(vi)	2,222	1,468	1,545
Related parties (Note 33)						11,529	71
Total current borrowings						749,534	479,237
Total borrowings						3,903,156	1,525,339
(i)    Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million at a fixed  interest rate of 5% due in June 2017. As of the date of these unaudited financial statements, the mentioned capital is fully canceled.

(ii)   On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be cancelable in 9 quarterly consecutive installments and will accrue at a 15.01% rate. On June 12, 2013 a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and accrue at 15.25% rate. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 33).

(iii)   On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2013. Additionally, on February 3, 2014, a new loan has been subscribed for Ps. 20 million. As of the date of these unaudited financial statements, the mentioned capital is fully canceled.  On December 23, 2014, the Company subscribed a new loan with Banco Provincia de Buenos Aires for Ps. 120 million. Principal will be payable in only one installment due on June 19, 2015.

(iv) Granted by diverse financial institutions They accrue interest rates ranging from 23% to 35% annually, and are due within a maximum term of 3 months from the closing date of each period / year.
(v)   On December 23, 2013, the Company subscribed a loan with Banco Citibank N.A. for Ps. 5.9 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2014. Additionally, on December 30, 2014, the Company subscribed a new loan with Banco Citibank N.A. for Ps. 10 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2015.

(vi) Accrue interest rates ranging from 7.5% to 14.5% annually.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Derivative financial instruments

   The following table shows the derivative financial instruments as of December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30, 2014
Assets
Current
Foreign-currency futures contracts	-	1,200
Interest rate swaps	-	34
Total current derivative financial instruments	-	1,234
Total derivative financial instruments	-	1,234

Liabilities
Current
Foreign-currency futures contracts (Note 33)	-	14,225
Total current derivative financial instruments	-	14,225
Total derivative financial instruments	-	14,225

24.	Current and deferred income tax

   The details of the provision for the Group’s income tax as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Current income tax	186,530	138,392
Deferred income tax	(25,119)	591
Income tax expense	161,411	138,983

   The statutory tax rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	25%

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Current and deferred income tax (Continued)

  Movements on the deferred tax account are as follows:

	December 31, 2014 Asset / (Liability)	June 30, 2014 Asset / (Liability)
Beginning of the period / year	(67,452)	(64,538)
Income tax	25,119	(2,914)
End of the period / year	(42,333)	(67,452)

   The Group did not recognize deferred income tax assets of Ps. 425 and Ps. 38 as of December 31, 2014 and June 30, 2014, respectively, related to certain businesses which are still in their development stage. Although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

  Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit Before Income Tax for the six-month periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Tax calculated at the tax rates applicable to profits in the respective countries.	182,548	138,600
Tax effects of:
Non-deductible items	1,392	1,074
Unrecognized tax losses	425	658
Share of profit of associates and joint ventures	(6,927)	(790)
Minimum presumed income tax (MPIT) recognized in profit or loss	-	5
Change of measurement and sale of investment in Avenida Inc. .	(14,602)	-
Others	(1,425)	(564)
Income tax expense	161,411	138,983

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Shareholders’ Equity

   Special Reserve

  Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

   Dividends paid in the period

   The dividends paid during the period ended December 31, 2014 pertaining to distributions approved by Shareholders’ meeting for fiscal year 2014 amounted to Ps. 137,429.

26.	Revenues

   For the six-month periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013

Base rent	448,430	359,509
Contingent rent	256,825	178,732
Admission rights	71,488	60,046
Parking fees	52,895	40,017
Averaging of scheduled rent escalation	13,040	10,535
Letting fees	20,870	16,825
Property management fees	13,125	10,964
Expenses and collective promotion fund	424,358	339,226
Others	2,605	1,942
Total rental and service income	1,303,636	1,017,796
Sale of trading properties	3,673	16,445
Total sale of properties	3,673	16,445
Other revenues from consumer financing	65	334
Total other revenues from consumer financing	65	334
Total Group revenue	1,307,374	1,034,575

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

27.	Costs

   For the six-month periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Service charge expense and other operating costs	546,712	445,921
Total cost of property operations	546,712	445,921
Cost of sale of trading properties	2,423	4,118
Total cost of sale of trading properties	2,423	4,118
Other costs from consumer financing	64	171
Total other costs from consumer financing	64	171
Total Group costs (Note 28)	549,199	450,210

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Expenses by nature

  For the six-month period ended December 31, 2014:

	Costs
	Charges for services and other operating cost	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 29)	169,694	-	-	8,379	2,935	181,008
Maintenance, security, cleaning, repairs and others	129,865	1,118	-	1,124	177	132,284
Advertising and other selling expenses	110,380	111	-	-	5,521	116,012
Amortization and depreciation	60,917	1	-	556	57	61,531
Taxes, rates and contributions	38,033	406	-	379	30,080	68,898
Directors’ fees	-	-	-	33,481	-	33,481
Fees and payments for services	15,742	68	55	8,732	1,174	25,771
Leases and expenses	10,193	207	-	1,023	91	11,514
Cost of sale of properties	-	510	-	-	-	510
Impairment of receivables (charge and recovery)	-	-	-	-	6,468	6,468
Other expenses	11,888	2	9	2,496	123	14,518
Total expenses by nature	546,712	2,423	64	56,170	46,626	651,995

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Expenses by nature (Continued)

   For the six-month period ended December 31, 2013:

	Costs
	Charges for services and other operating cost	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 29)	136,780	-	-	12,351	2,246	151,377
Maintenance, security, cleaning, repairs and others	96,451	966	-	565	69	98,051
Amortization and depreciation	62,031	-	-	414	35	62,480
Advertising and other selling expenses	94,259	-	-	-	2,065	96,324
Taxes, rates and contributions	30,865	127	-	56	22,736	53,784
Directors’ fees	-	-	-	27,778	-	27,778
Fees and payments for services	12,618	-	169	7,017	5,717	25,521
Leases and expenses	6,550	458	-	816	58	7,882
Cost of sale of properties	-	2,567	-	-	-	2,567
Impairment of receivables (charge and recovery)	-	-	-	-	(272)	(272)
Other expenses	6,367	-	2	1,980	59	8,408
Total expenses by nature	445,921	4,118	171	50,977	32,713	533,900

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Employee costs

   For the six-month periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Salaries, bonuses and social security costs	179,827	142,078
Shared-based compensation (Note 32)	1,181	9,299
Employee costs	181,008	151,377

30.	Other operating results, net

   For the six-month periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Donations	(7,167)	(7,167)
Expenses related to transfers of real properties	(58,626)	-
Lawsuits (Note 21)	(5,759)	(3,921)
Others	(703)	515
Gain from sale of interest in associates	8,758	-
Total other operating results, net	(63,497)	(10,573)

31.	Financial results, net

   For the six-month periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Finance income:
- Interest income	27,882	30,345
- Foreign exchange	24,060	15,855
Finance income	51,942	46,200
Finance costs:
- Interest expense	(122,594)	(66,714)
- Foreign exchange	(46,377)	(140,399)
- Other finance costs	(19,255)	(15,471)
Subtotal finance costs	(188,226)	(222,584)
Less: Capitalized finance costs	9,837	14,657
Finance costs	(178,389)	(207,927)
Other financial results:
- Fair value gain of financial assets at fair value through profit or loss	35,941	38,404
- (Loss) / gain from derivative financial instruments	(2,961)	26,964
Other financial results	32,980	65,368
Total financial results, net	(93,467)	(96,359)

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Long-term incentive plan

   Equity Incentive Plan

   For the six-month periods ended December 31, 2014 and 2013 the Group incurred a charge of Ps. 1,181 and Ps. 9,299, respectively, related to the awards granted under the equity incentive plan. During the period, shares were not granted.

33.	Related Party transactions

   During the normal course of business, the Company conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

   The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2014.

   Below is the description of the new transactions performed during the semester:

   Offices leases

   The Group’s central management is located on the different floors of Intercontinental Plaza tower, located at 877 Moreno St. in the Autonomous City of Buenos Aires, owned by IRSA Propiedades Comerciales as from the acquisition date on December 22, 2014. Our Parent Company IRSA rents part of the 24th floor for a term not exceeding year 2017. The monthly rental payment agreed amounts to USD 7.7, plus the obligation to pay common expenses and taxes levied on the real estate, proportionately to the area. Additionally, APSA lease a space in the Abasto shopping center. The agreement is valid until 2016. The monthly rental payment agreed is USD 12, plus a fixed amount for common expenses. Additionally, Cresud (direct parent company of IRSA), rents part of floor 22th and 24th. These agreements are valid until 2017. The monthly rental payment agreed amounts to USD 24, plus the obligation to pay common expenses and taxes levied on the real estate, proportionately to the total area leased.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related Party transactions (Continued)

   On the other hand, Tarshop S.A. rents three floors and certain parking spaces of our building located at 652 Suipacha St.. These agreements are valid until 2017. The monthly rental payment agreed amounts to USD 52 and the obligation to pay common expenses and taxes levied on the real estate, proportionately to the total area leased.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related Party transactions (Continued)

   The following is a summary of the balances with related parties as of December 31, 2014:

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Direct parent company
IRSA Inversiones y Representaciones	Reimbursement of expenses	-	20,598	-	(1,038)	-	-
Sociedad Anónima (IRSA)	Leases’ collections	-	25	-	-	-	-
	Non-Convertible Notes	68,227	-	-	-	(81,553)	(916)
	Share-based payments	-	-	-	(8,299)	-	-
	Long-term incentive plan	-	-	-	(36,593)	-	-
	Leases and/or rights of spaces’ use	-	6,812	-	-	-	-
	Sale of properties	-	-	-	-	(2,106,965)	(4,478)
Total direct parent company		68,227	27,435	-	(45,930)	(2,188,518)	(5,394)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	(3,144)	-	-
	Equity incentive plan	-	-	-	(12,545)	-	-
	Corporate services	-	-	-	(13,707)	-	-
	Non-Convertible Notes	-	-	-	-	(23,130)	(248)
Total direct parent company of IRSA		-	-	-	(29,396)	(23,130)	(248)

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	779	-	-	-	-
	Leases and/or rights of spaces’ use	-	1	(46)	(436)	-	-
Total associates of IRSA Propiedades Comerciales		-	780	(46)	(436)	-	-

Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	274	-	-	-	-
	Management fees	-	2,501	-	-	-	-
	Leases’ collections	-	-	-	(4)	-	-
	Leases and/or rights of spaces’ use	-	-	-	(687)	-	-
	Borrowings	-	-	-	-	-	(7,051)
Entretenimiento Universal S.A.	Reimbursement of expenses	-	134	-	-	-	-
	Borrowings	-	74	-	-	-	-
Enterteinment Holdings S.A.	Reimbursement of expenses	-	227	-	-	-	-
	Borrowings	-	66	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	5	-	-	-	-
	Management fees	-	22	-	-	-	-
Total joint ventures of IRSA Propiedades Comerciales		-	3,303	-	(691)	-	(7,051)

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	321	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	2	-	(33)	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	9	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	107	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	137	-	-	-	-
Tyrus S.A.	Reimbursement of expenses	-	11	-	-	-	-
Total subsidiaries of IRSA		-	589	-	(33)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	141	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	-	-	(6)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	1	-	-	-	-
Total subsidiaries of Cresud		-	142	-	(6)	-	-

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	(180)	-	-
	Leases and/or rights of spaces’ use	-	155	-	-	-	-
	Commissions per stands	-	59	-	-	-	-
	Borrowings	-	-	-	-	(5,558)	(20,187)
Total associate of IRSA		-	214	-	(180)	(5,558)	(20,187)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	(4)	-	-
Total joint venture of IRSA		-	-	-	(4)	-	-

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Other Related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	911	-	-	-	-
	Borrowings	-	5	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	116	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	304	-	-	-	-
	Borrowings	-	5	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	14	-	(337)	-	-
Austral Gold S.A.	Reimbursement of expenses	-	1	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	76	-	-	-	-
	Leases and/or rights of spaces’ use	-	930	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	33	-	-	-	-
Total other related parties		-	2,395	-	(337)	-	-

Directors
Directors	Fees	-	-	-	(15,651)	-	-
	Reimbursement of expenses	-	-	-	(10)	-	-
	Guarantee deposits	-	-	(12)	-	-	-
Total directors		-	-	(12)	(15,661)	-	-
Total		68,227	34,858	(58)	(92,674)	(2,217,206)	(32,880)

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related Party transactions (Continued)

   The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	Reimbursement of expenses	-	3,575	-	-	-	-	-
	Non-Convertible Notes	113,971	-	-	-	-	-	-
	Leases’ collections	-	-	-	(423)	-	-	-
	Equity incentive plan	-	-	-	(43,741)	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(654)	-	-	-
	Borrowings	-	117,384	-	-	-	-	-
Total direct parent company		113,971	120,959	-	(44,818)	-	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	(2,909)	-	-	-
	Equity incentive plan	-	-	-	(10,557)	-	-	-
	Corporate services	-	-	-	(21,218)	-	-	-
	Non-Convertible Notes	14,079	-	-	-	(22,000)	(236)	-
Total direct parent company of IRSA		14,079	-	-	(34,684)	(22,000)	(236)	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	687	-	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	(175)	(677)	-	-	-
	Commissions per stands	-	19	-	-	-	-	-
Total Associates of IRSA Propiedades Comerciales		-	706	(175)	(677)	-	-	-

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	220	-	(72)	-	-	-
	Leases’ collections	-	-	-	(18)	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(630)	-	-	-
	Management fees	-	1,338	-	-	-	-	-
	Borrowings	-	-	-	-	-	(71)	-
Quality Invest S.A.	Reimbursement of expenses	-	5	-	-	-	-	-
	Management fees	-	22	-	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	103	-	-	-	-	-
	Borrowings	-	68	-	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	165	-	-	-	-	-
	Borrowings	-	20	-	-	-	-	-
Total Joint ventures of IRSA Propiedades Comerciales		-	1,941	-	(720)	-	(71)	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	502	-	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	2	-	-	-	-	-
	Hotel services	-	-	-	(24)	-	-	-
Hoteles Argentinos S.A.	Reimbursement of expenses	-	-	-	(1)	-	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	8	-	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	2	-	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	101	-	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	144	-	-	-	-	-
Tyrus S.A.	Reimbursement of expenses	-	37	-	-	-	-	-
	Borrowings	-	247,873	-	-	-	-	-
Total subsidiaries of IRSA		-	248,669	-	(25)	-	-	-

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	138	-	-	-	-	-
Cactus Argentina S.A.	Reimbursement of expenses	-	2	-	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Borrowings	-	2,134	-	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	1	-	-	-	-	-
Total subsidiaries of Cresud		-	2,275	-	-	-	-	-

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	(762)	-	-	-
	Leases and/or rights of spaces’ use	-	200	-	-	-	-	-
	Borrowings	-	-	-	-	(17,781)	(23,285)	-
	Derivatives	-	-	-	-	-	-	5,225
	Commissions per stands	-	59	-	-	-	-	-
Total associate of IRSA		-	259	-	(762)	(17,781)	(23,285)	5,225

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	66	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	2	-	-	-	-	-
Total joint ventures of IRSA		-	68	-	-	-	-	-

Other Related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	864	-	-	-	-	-
	Borrowings	-	4	-	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	114	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	228	-	-	-	-	-
	Borrowings	-	4	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	(337)	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	767	-	(9)	-	-	-
Austral Gold	Reimbursement of expenses	-	8	-	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	26	-	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	(5)	-	-	-
Total other related parties		-	2,015	-	(351)	-	-	-

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables current non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Directors
Directors	Fees	-	-	-	(12,169)	-	-	-
	Reimbursement of expenses	-	-	-	(10)	-	-	-
	Guarantee deposits	-	-	(12)	-	-	-	-
Total directors		-	-	(12)	(12,179)	-	-	-
Total		128,050	376,892	(187)	(94,216)	(39,781)	(23,592)	5,225

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related Party transactions (Continued)

   The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2014:

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	13,539	(3,186)	-	19
Total direct parent company	-	-	13,539	(3,186)	-	19

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(28,981)	-	(680)	(65)	-	-
Total direct parent company of IRSA	(28,981)	-	(680)	(65)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	-	-	1,524	-	21
Total associates of IRSA Propiedades Comerciales	-	-	-	1,524	-	21

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,402)	-	-	-	-
Fundación IRSA	-	-	-	-	(1,723)	-
Hamonet S.A.	-	-	-	(83)	-	-
Isaac Elsztain e hijos S.A.	-	-	-	(159)	-	-
Total other related parties	-	(1,402)	-	(242)	(1,723)	-

Directors and Senior Management
Directors	-	(33,481)	-	-	-	-
Senior Management	-	(2,125)	-	-	-	-
Total Directors and Senior Management	-	(35,606)	-	-	-	-

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Letting fees
Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	108	-	-	-	-
Nuevo Puerto Santa Fe S.A.	-	1,233	(625)	(402)	-	-
Entretenimiento Universal S.A.	-	-	-	-	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	1,341	(625)	(402)	-	-

Associates of IRSA
Banco Hipotecario S.A.	-	-	(3,297)	325	-	-
Total associate of IRSA	-	-	(3,297)	325	-	-

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	133	-	-	-
Total subsidiary of Cresud	-	-	133	-	-	-

Subsidiaries of IRSA
Tyrus S.A.	-	-	11,905	(4)	-	-
Total subsidiary of IRSA	-	-	11,905	(4)	-	-
Total	(28,981)	(35,667)	20,975	(2,050)	(1,723)	40

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina
33.	Related Party transactions (Continued)

   The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2013:

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	917	-	(2,857)
Total direct parent company	-	-	917	-	(2,857)

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(39,674)	-	2,157	-	-
Total direct parent company of IRSA	(39,674)	-	2,157	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	(239)	-	-	1,512
Total associates of IRSA Propiedades Comerciales	-	(239)	-	-	1,512

Other related parties
Estudio Zang, Bergel & Viñes	-	(988)	-	-	-
Fundación IRSA	-	-	-	(1,450)	-
Hamonet S.A.	-	-	-	-	(57)
Isaac Elsztain e hijos S.A.	-	-	-	-	(109)
Total other related parties	-	(988)	-	(1,450)	(166)

Directors
Directors	-	(25,992)	-	-	-
Total directors	-	(25,992)	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	108	-	-	-
Nuevo Puerto Santa Fe S.A.	-	986	-	-	(230)
Total joint ventures of IRSA Propiedades Comerciales	-	1,094	-	-	(230)

Associate of IRSA
Banco Hipotecario S.A.	-	-	22,358	-	262
Total associate of IRSA	-	-	22,358	-	262
Total	(39,674)	(26,125)	25,432	(1,450)	(1,479)

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	CNV General Resolution N° 622

  As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 8 - Interest in joint ventures Note 9 - Interest in associates
Exhibit D - Other investments	Note 15 - Financial instruments by category
Note 17 - Investments in financial assets
Note 18 - Cash and cash equivalents
Exhibit E - Provisions	Note 16 - Trade and other receivables
Note 21 - Provisions
Exhibit F - Cost of sales and services provided	Note 12 - Trading properties
Note 27 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 35 - Foreign currency assets and liabilities

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

35.	Foreign currency assets and liabilities

   Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 12.31.14	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.14
Asset
Trade and other receivables
Uruguayan Pesos	9	0.3484	3	3	0.3627	1
US Dollar	4,082	8.451	34,506	47,460	8.033	381,250
Euros			-	2	10.9908	26
Total Trade and other receivables			34,509			381,277
Investments in financial assets
US Dollar	8,210	8.451	69,384	13,745	8.033	110,413
Total investments in financial assets			69,384			110,413
Cash and cash equivalents
Uruguayan Pesos	3	0.3484	1	3	0.3627	1
US Dollar	11,953	8.451	101,013	8,864	8.033	71,206
Pounds	2	13.1455	20	2	13.7364	21
Euros	14	10.2646	139	14	10.9908	149
Total cash and cash equivalents			101,173			71,377
Total Assets as of 12.31.14			205,066			-
Total Assets as of 06.30.14			-			563,067
Liabilities
Trade and other payables
Uruguayan Pesos	3	0.35056	1	3	0.3815	1
US Dollar	16,928	8.551	144,753	1,691	8.133	13,750
Total trade and other payables			144,754			13,751
Borrowings
US Dollar	364,943	8.551	3,120,624	120,246	8.133	977,963
Total borrowings			3,120,624			977,963
Provisions
US Dollar	50	8.551	428	200	8.133	1,627
Total Provisions			428			1,627
Total Liabilities as of 12.31.14			3,265,806			-
Total Liabilities as of 06.30.14			-			993,341

(*)	The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements.
(1)	Considering foreign currencies those that differ from each one of the Group´s companies´ functional currency at each period/year-end.
(2)	Exchange rate as of December 31, 2014 and June 30, 2014 according to Banco de la Nación Argentina.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

36.	Negative working capital

   At the end of the period, the Group has negative working capital. This situation is presently being considered by the Company´s Board of Directors and Management.

37.	CNV General Ruling N° 629/14 – Storage of documentation

   On August 14, 2014, the Argentine Securities Exchange Commission (CNV) issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gómez 3825, C.A.B.A

  (i) On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of issuance of these unaudited financial statements, the Group has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the warehouse that were on fire do not appear to be sensitive or capable of affecting normal business operations.

  It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

38.	Subsequent events

   Extraordinary Shareholders’ meeting

   On February 5, 2015, the Extraordinary Shareholders’ Meeting of the Company approved the change of corporate name of the Company “IRSA PROPIEDADES COMERCIALES S.A.”, continuation company due to change of corporate name from ALTO PALERMO S.A. (APSA) and SOCIEDAD ANÓNIMA MERCADO DE ABASTO PROVEEDOR (SAMAP), respectively.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))
Legal address: Moreno 877 – 22°floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements attached of IRSA PROPIEDADES COMRECIALES S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))(hereinafter “the Company”) and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed  interim consolidated statements of financial position as of December 31, 2014, and the unaudited condensed interim consolidated statement of comprehensive income for the six and three-month periods ended December 31, 2014 and the unaudited condensed interim consolidated statement of changes in shareholders’ equity and unaudited condensed interim consolidated  statement of cash flows for the six-month period ended December 31, 2014 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2014 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of  these unaudited condensed interim consolidated financial statements  in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE)  as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason,  is responsible for the preparation and presentation of the unaudited condensed interim consolidated  financial statements mentioned in first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph “Scope of our review”.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of comprehensive income and consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))(hereinafter “the Company”) that:

a)
the unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))(hereinafter “the Company”) are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  IRSA PROPIEDADES COMERCIALES S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))(hereinafter “the Company”)  arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
at December 31, 2014, the debt of IRSA PROPIEDADES COMERCIALES S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))(hereinafter “the Company”)  owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 5,413,446, which was no callable at that date.

Autonomous City of Buenos Aires, February 9, 2015

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA PROPIEDADES COMERCIALES S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2014 and for the six-month periods ended December 31, 2014 and 2013

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2014 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	12.31.14	06.30.14
ASSETS
Non-Current Assets
Investment properties	6	3,716,822	1,053,563
Property, plant and equipment	7	88,615	21,121
Trading properties	8	7,424	7,522
Intangible assets	9	49,628	44,374
Investments in subsidiaries, associates and joint ventures	5	1,179,685	1,025,283
Trade and other receivables	12	96,191	77,160
Investments in financial assets	13	53,435	63,455
Total Non-Current Assets		5,191,800	2,292,478
Current Assets
Trading properties	8	802	1,214
Inventories	10	11,071	8,751
Derivative financial instruments	19	-	1,234
Trade and other receivables	12	633,606	748,980
Investments in financial assets	13	189,176	76,355
Cash and cash equivalents	14	42,113	48,762
Total Current Assets		876,768	885,296
TOTAL ASSETS		6,068,568	3,177,774
SHAREHOLDERS’ EQUITY
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Special Reserve		15,802	15,802
Acquisition of additional interest in subsidiaries		(19,770)	(19,707)
Retained earnings		342,217	138,693
TOTAL SHAREHOLDERS’ EQUITY		1,016,948	813,487
LIABILITIES
Non-Current Liabilities
Trade and other payables	15	168,475	144,389
Borrowings	18	3,178,564	1,084,756
Deferred income tax liabilities	20	81,672	95,353
Other liabilities	5	39,616	28,081
Provisions	17	5,868	19,946
Total Non-Current Liabilities		3,474,195	1,372,525
Current Liabilities
Trade and other payables	15	625,354	410,439
Income tax liabilities		99,136	20,098
Payroll and social security liabilities	16	45,176	63,159
Borrowings	18	787,622	482,759
Derivative financial instruments	19	-	14,225
Provisions	17	20,137	1,082
Total Current Liabilities		1,577,425	991,762
TOTAL LIABILITIES		5,051,620	2,364,287
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		6,068,568	3,177,774

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

                                            .
Alejandro G. Elsztain
Executive Vice president
Acting as President

  1

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the six and three-month periods beginning on July 1 and October 1, 2014 and 2013 and ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

		Six month		Three month
	Note	12.31.14	12.31.13	12.31.14	12.31.13
Revenues	22	1,084,724	868,993	611,105	486,300
Costs	23	(447,781)	(368,851)	(250,886)	(207,655)
Gross Profit		636,943	500,142	360,219	278,645
Gain from disposal of investment properties		3,361	-	3,361	-
General and administrative expenses	24	(52,846)	(48,450)	(28,718)	(24,420)
Selling expenses	24	(41,533)	(28,636)	(24,403)	(17,950)
Other operating results, net	26	(60,779)	(2,450)	(62,913)	(1,718)
Profit from Operations		485,146	420,606	247,546	234,557
Share of profit of subsidiaries, associates and joint ventures...	5	126,535	49,429	65,669	22,156
Profit from Operations Before Financing and Taxation		611,681	470,035	313,215	256,713
Finance income	27	31,010	32,865	14,125	18,246
Finance cost	27	(178,396)	(205,622)	(67,329)	(121,403)
Other financial results	27	(3,464)	44,117	3,737	32,674
Financial results, net		(150,850)	(128,640)	(49,467)	(70,483)
Profit before Income Tax		460,831	341,395	263,748	186,230
Income tax expense	20	(119,427)	(100,826)	(70,016)	(55,357)
Profit for the period		341,404	240,569	193,732	130,873
Total Comprehensive Income for the period		341,404	240,569	193,732	130,873

Profit per share for the period:
Basic		0.27	0.19	0.12	0.10
Diluted		0.27	0.19	0.12	0.10

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

                                            .
Alejandro G. Elsztain
Executive Vice president
Acting as President

  2
  2

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special Reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders’ Equity
Balance at June 30, 2014	126,014	69,381	444,226	-	39,078	-	15,802	(19,707)	138,693	813,487
Comprehensive income for the period	-	-	-	-	-	-	-	-	341,404	341,404
Dividends distribution – Shareholders’ meeting as of October 31, 2014	-	-	-	-	-	-	-	-	(138,693)	(138,693)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	813	813
Changes in non-controlling interest	-	-	-	-	-	-	-	(63)	-	(63)
Balance at December 31, 2014	126,014	69,381	444,226	-	39,078	-	15,802	(19,770)	342,217	1,016,948

	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special Reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders’ Equity
Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923
Comprehensive income for the period	-	-	-	-	-	-	-	-	240,569	240,569
Dividends distribution – Shareholders’ meeting as of October 31, 2013	-	-	-	-	-	-	-	-	(167,522)	(167,522)
Distribution to legal reserve – Shareholders’ meeting as of October 31, 2013	-	-	-	-	4	-	-	-	(4)	-
Reversal of reserve for new developments – Shareholders’ meeting as of October 31, 2013	-	-	-	-	-	(3,302)	-	-	3,302	-
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	783	783
Reserve for share-based compensation (Note 28)	-	-	-	9,223	-	-	-	-	-	9,223
Balance at December 31, 2013	126,014	69,381	444,226	15,830	39,078	-	15,802	(19,707)	241,352	931,976

(1)	Related to CNV General Resolution N° 609/12. See note 31.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

                                            .
Alejandro G. Elsztain
Executive Vice president
Acting as President

3

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note		12.31.14		12.31.13
Operating activities:
Cash generated from operations	14		538.973		450.376
Income tax paid			(54.095)		(93.273)
Net cash generated from operating activities			484.878		357.103

Investing activities:
Acquisition of property of the parent company			(89,789)		-
Acquisition of non-controlling interest			(80)		-
Acquisition of investment properties	6		(129,700)		(120,916)
Acquisition of property, plant and equipment	7		(12,755)		(4,746)
Acquisition of intangible assets	9		(104)		(70)
Acquisition of financial assets			(261,787)		(332,005)
Sale of financial assets			118,224		342,339
Loans granted to related parties			(117)		(19,088)
Loans repayments received from related parties			20,421		1,768
Proceeds from barters			124		-
Advance payments			-		(33,924)
Collection of Interest on financial assets			1,982		-
Irrevocable contributions in subsidiaries and joint ventures	5		(41,800)		(21,429)
Long-term incentive program in subsidiaries and joint ventures			-		(1,427)
Net cash used in investing activities			(395,381)		(189,498)
Financing activities:
Borrowings obtained			294,247		85,899
Borrowings obtained from related parties			58,383		-
Repayments of borrowings			(97,101)		(116,709)
Payments of financial leasing			(1,356)		-
Payment of seller financing			-		(758)
Payment of seller financing of shares			(105,861)		(1,640)
Proceeds from derivative financial instruments			102		3,060
Payment of derivative financial instruments			(16,054)		-
Dividends paid			(137,429)		(167,248)
Interest paid			(92,120)		(68,402)
Net cash used in financing activities			(97,189)		(265,798)
Net decrease in cash and cash equivalents			(7,692)		(98,193)
Cash and cash equivalents at beginning of period	14		48,762		190,389
Proceeds from merger		(1)	43	(2)	1,084
Foreign exchange gain on cash and cash equivalents			1,000		1,368
Cash and cash equivalents at end of period……………………………	14		42,113		94,648

(1)	Corresponding to merger with Conil S.A. (see Note 2.4).
(2)	Corresponding to merger with Apsamedia S.A..

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

                                            .
Alejandro G. Elsztain
Executive Vice president
Acting as President

4

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General information

   IRSA PROPIEDADES COMERCIALES S.A. (formerly Alto Palermo S.A. and alternatively “IRSA Propiedades Comerciales S.A.”, “IRSA Propiedades Comerciales”, “we” or “the Company”) is an argentine real estate company primarily dedicated to property, leasing, management, development, operation and acquisition of shopping centers, with a leading position in the argentine market. IRSA Propiedades Comerciales was founded in 1889 under the name SAMAP and, up to 1984, were the principal operator in fresh products market in the Autonomous City of Buenos Aires. Our main asset was the historical Mercado de Abasto building, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

   Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that resulted in a corporate reorganization, giving rise to the previous organizational structure and company name Alto Palermo S.A..

   On December 22, 2014, the Company acquired from IRSA Inversiones y Representaciones S.A., 83,789 m2 of its Premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the land reserve “Intercontinental II” in order to consolidate a vehicle which main corporate purpose will be to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by the change of corporate name of ALTO PALERMO S.A. (APSA) for IRSA PROPIEDADES COMERCIALES S.A. as continuation entity, such change of corporate name having been approved by the Special General Shareholders’ Meeting held on February 5, 2015.

   As of the end of these financial statements, we consolidated 325,000 m2 in 14 shopping centers (one of which is under construction in the city of Neuquén), 95,031 m2 in 6 Premium offices and 1 important land reserve for future commercial developments; we are operators and hold a majority interest in a portfolio of thirteen shopping centers in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba). Additionally, IRSA Propiedades Comerciales operates, through a joint venture, La Ribera Shopping in the City of Santa Fe.

   The Company’s stocks are traded in the Buenos Aires Stock Exchange and in United States of America’s NASDAQ.

5

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General Information (Continued)

   IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". Our main shareholder is IRSA.

   These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 9, 2015.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.	Basis of preparation

   These Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with Technical Resolution No. 26 (RT 26) of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym) and with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13. Such information is included in the Notes to these Unaudited Condensed Interim Separate Financial Statements, as admitted by IFRS.

   These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2014. The Unaudited Condensed Interim Separate Financial Statements are presented in thousands of Argentine Pesos.

   The Unaudited Condensed Interim Separate Financial Statements corresponding to the six-month periods ended December 31, 2014 and 2013 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. The Company’s six-month periods ended December 31, 2014 and 2013 results do not necessarily reflect the proportion of the Company’s full-year results.

2.2.	Significant Accounting Policies

  The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2014 and are based on those IFRS in force as of June 30, 2014 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). Furthermore, the most significant accounting policies are described in the Consolidated Financial Statements as of December 31, 2014 and June 30, 2014.

6

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.3.	Use of estimates

   The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

   In the preparation of the Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2014, except for changes in accrued income tax, provision for legal claims, provision for Director's fees, allowance for bad debts and accrued supplementary rental.

2.4.	Merger with Conil S.A.

   On September 16, 2014, the Company entered into a pre-merger commitment with its wholly-owned subsidiary Conil S.A. whereby Conil S.A. would be merged into the Company.

   On November 14, 2014, the Regular and Special Shareholders’ Meeting that was adjourned on October 31, 2014 was reconvened and the Company’s reorganization was approved by majority of votes in accordance with the pre-merger commitment. On December 1, 2014 the operational merger of both companies took place.

   The following table shows a summary of the effect that Conil S.A.'s merge would have had on the Statements of financial position as of June 30, 2014.

Caption	Issued financial statements as of 06.30.14 Ps.	Conil S.A. as of 06.30.14 Ps.	Eliminations / Reclassifications as of 06.30.14 Ps.	Financial Statements considering the merge as of 06.30.14 Ps.
Non-Current assets	2,292,478	1,806	(1,690)	2,292,594
Current assets	885,296	194	(77)	885,413
Total assets	3,177,774	2,000	(1,767)	3,178,007
Non-Current liabilities	1,372,525	112	-	1,372,637
Current liabilities	991,762	198	(77)	991,883
Total liabilities	2,364,287	310	(77)	2,364,520
Equity	813,487	1,690	(1,690)	813,487

7

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

   The following table shows a summary of the effect that Conil S.A.'s merge would have had on the Statements of Comprehensive Income and Cash Flows as of December 31, 2013.

	Issued financial statements as of 12.31.13 Ps.	Conil S.A. as of 12.31.13 Ps.	Eliminations / Reclassifications as of 12.31.13 Ps.	Financial statements considering the merge of 12.31.13 Ps.
Caption	Information over results of the six-month period
Revenues	868,993	180	(180)	868,993
Costs	(368,851)	(47)	180	(368,718)
Gross Profit	500,142	133	-	500,275
Profit from Operations	420,606	(41)	-	420,565
Profit for the period	240,569	(49)	-	240,520
	Information over results of the six-month period
Net cash generated from operating activities	357,103	(79)	-	357,024
Net cash used in investing activities	(189,498)	-	-	(189,498)
Net cash used in financing activities	(265,798)	70	-	(265,728)

2.5.	Comparative information

   The comparative information at June 30, 2014 and December 31, 2013 included in these financial statements arises from the separate financial statements as of such dates.

3.	Acquisitions and disposals

   See Company's acquisitions and disposals for the six-month period ended December 31, 2014 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

 8

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Financial Risk Management and fair value estimates

4.1.	Financial risks

   The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

   The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures corresponding to financial risk management, so they should be read together with the annual separated financial statements as of June 30, 2014. There have been no significant changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

4.2.	Fair value estimates

   Since June 30, 2014 to these Unaudited Condensed Interim Financial Statements, there have been no significant changes in business on economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements. Nor there have been transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

5.	Information about principal subsidiaries, associates and joint ventures

   The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

   The table below lists the Company's investment and the value of interest in subsidiaries, associates and joint ventures for the six-month period ended December 31, 2014 and for the year ended June 30, 2014:

9

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.	Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.14	Value recorded as of 06.30.14	Market value as of 12.31.14	Issuer’s information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholders’ Equity
Fibesa S.A.	Common shares 5 votes	2,323,125	20,396	21,212	Not publicly	Real estate	Argentina	12.31.14	2,395	18,102	21,064	97%
	Higher value		(60,012)	(49,293)	traded	Investment
Torodur S.A. (1)	Common shares 1 vote	28,103,675	75,475	13,006	Not publicly	Investment	Uruguay	12.31.14	28,104	62,397	85,459	100%
	Contribution		9,985	72	traded
Quality Invest S.A.	Common shares 1 vote	70,314,342	67,675	64,402	Not publicly	Real estate	Argentina	12.31.14	140,629	5,545	135,349	50%
	Contribution		-	500	traded	Investment
	Goodwill		3,911	3,911
	Higher value		19,165	19,273
.	Common shares 1 vote	13,449,990	44,369	43,207	Not publicly	Real estate	Argentina	12.31.14	25,054	10,684	82,647	53.684%
Emprendimiento Recoleta S.A.	Intergroup transactions		(523)	(591)	traded	Investment
Shopping Neuquén S.A.	Common shares 1 vote	12,571,289	21,645	19,621	Not publicly	Real estate	Argentina	12.31.14	12,690	(162)	27,762	99.07%
	Irrevocable contributions		5,980	2,150	traded	Investment
	Higher value		13,651	11,398
	Intergroup transactions		(5,737)	(5,135)
Panamerican Mall S.A.	Common shares 1 vote	397,661,430	649,841	593,472	Not publicly	Real estate	Argentina	12.31.14	497,077	70,461	812,301	80%
	Higher value		96,505	98,088	traded	Investment

  10

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.           Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.14	Value recorded as of 06.30.14	Market value as of 12.31.14	Issuer’s information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholders’ Equity
Arcos del Gourmet S.A.	Common shares 1 vote	72,973,903	52,994	55,943	Not publicly	Real estate	Argentina	12.31.14	81,082	(3,277)	63,032	90%
	Irrevocable contributions		3,735	-	traded	investment
	Higher value		31,086	31,086
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	138,750	20,908	21,566	Not publicly	Real estate	Argentina	12.31.14	27,750	3,934	41,817	50%
	Goodwill		1,323	3,980	traded	investment
	Higher value		3,892	1,323
Tarshop S.A. (2)	Common shares 1 vote	26,759,288	15,755	23,531	Not publicly	Consumer	Argentina	-	-	-	-	20%
	Contribution		22,000	-	traded	financing
	Intergroup transactions		(633)	(947)
Conil S.A. (3)	Common shares 1 vote	-	-	1,690	Not publicly	Real estate	Argentina	12.31.14	-	-	-	-
	Goodwill		-	469	traded	investment
Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	23,128	19,092	Not publicly	Investment	Argentina	12.31.14	44,791	6,296	46,456	50%
	Contribution		100	721	traded
	Higher value		(23,192)	(23,192)
	Goodwill		26,647	26,647
Entretenimiento Universal S.A.	Common shares 1 vote	300	(55)	(59)	Not publicly	Event organization	Argentina	12.31.14	12	(75)	(2,205)	2.5%
					traded	and others
Total non-current investments as of 12.31.14			1,140,014	-
Total non-current investments as of 06.30.14			-	997,143

(1)	1 share corresponds to 1 Uruguayan peso.
(2)	As of December 31, 2014, the equity method was applied on provisional figures because as of this balance sheet date, the company has not yet issued nor approved its financial statements.
(3)	As from July 1, 2014 the Company was merged into IRSA Propiedades Comerciales. See Note 2.4..

11

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.	Information about principal subsidiaries, associates and joint ventures (Continued)

   Changes in the Company’s investments in subsidiaries, associates and joint ventures for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	December 31, 2014		June 30, 2014
Beginning of the period / year	(1)	997,143	(1)	981,049
Acquisitions		-		6,852
Capital contribution		41,800		1,982
Deletions as a result of merger with Apsamedia		-		(67,408)
Deletions as a result of merger with Conil (Note 2.4)		(2,159)		-
Profit - sharing		126,535		92,677
Financial costs capitalized (Note 27)		2,253		8,789
Acquisition of non-controlling interest		17		-
Dividends distribution		(25,538)		(25,791)
Long-term incentives program in subsidiaries		-		(1,007)
Decrease of interest in subsidiaries		(37)		-
End of the period / year	(1)	1,140,014	(1)	997,143

(1)
Includes Ps. (39,616) and Ps. (28,081) as of December 31, 2014 and June 30, 2014, respectively, in relation to the equity interest in Fibesa S.A. and Ps. (55) and Ps. (59) as of December 31, 2014 and June 30, 2014, in relation to the equity interest in Entretenimiento Universal S.A..

12

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Investment properties

   Changes in the Company’s investments properties for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Shopping Centers portfolio	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
At July 1st, 2013
Costs	1,746,110	48,849	80,193	73,567	1,948,719
Accumulated depreciation	(1,027,076)	(11,927)	-	-	(1,039,003)
Net book amount	719,034	36,922	80,193	73,567	909,716
Year ended June 30, 2014
Opening net book amount	719,034	36,922	80,193	73,567	909,716
Additions	56,901	4,278	111	164,431	225,721
Transfers	-	1,442	(1,442)	-	-
Disposal of unused assets	(35)	-	-	-	(35)
Depreciation charge	(78,973)	(2,866)	-	-	(81,839)
Closing net book amount	696,927	39,776	78,862	237,998	1,053,563
At June 30, 2014
Costs	1,802,976	54,569	78,862	237,998	2,174,405
Accumulated depreciation	(1,106,049)	(14,793)	-	-	(1,120,842)
Net book amount	696,927	39,776	78,862	237,998	1,053,563
Period ended December 31, 2014
Opening net book amount	696,927	39,776	78,862	237,998	1,053,563
Additions	13,379	2,486,959	90,584	116,321	2,707,243
Additions as a result of the merger	-	-	1,666	-	1,666
Transfers	153,348	-	-	(153,348)	-
Sales	-	-	(1,666)	-	(1,666)
Depreciation charge (i) (Note 24)	(32,899)	(11,085)	-	-	(43,984)
Closing net book amount	830,755	2,515,650	169,446	200,971	3,716,822
At December 31, 2014
Costs	1,969,703	2,541,528	169,446	200,971	4,881,648
Accumulated depreciation	(1,138,948)	(25,878)	-	-	(1,164,826)
Net book amount	830,755	2,515,650	169,446	200,971	3,716,822

(i)	Depreciation charges as of December 31, 2014, have been charged in “Costs” for an amount of Ps. 43,984, in the Statement of Comprehensive Income (Note 24).

  The following amounts have been recognized in the statement of income:

	December 31, 2014	December 31, 2013
Rental and service income	1,080,986	852,214
Cost of property operations	(445,294)	(364,608)
Gain from disposal of investment properties	3,361	-

   Borrowing costs incurred during the period ended December 31, 2014 of Ps. 7,584, were capitalized at the rate of the Company’s general borrowings, which amounts to 15%. Those costs correspond to Alto Comahue.

13

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Investment properties (Continued)

   The following table details the Company’s investment properties by type as of December 31, 2014 and June 30, 2014:

	Net book amount
Name	December 31, 2014	June 30, 2014
Shopping Centers Portfolio:
Abasto de Buenos Aires	116,472	120,681
Alto Palermo Shopping	110,744	113,465
Alto Avellaneda	46,068	46,433
Paseo Alcorta	36,110	36,764
Alto Noa	12,283	13,114
Patio Bullrich	63,551	65,549
Alto Rosario	64,147	65,804
Mendoza Plaza	63,445	65,704
Córdoba Shopping	50,457	52,113
Patio Olmos	27,595	28,666
Soleil Premium Outlet	86,535	88,634
Distrito Arcos	153,348	-
Shopping centers portfolio	830,755	696,927
Offices buildings and other rental properties portfolio:
Abasto offices	9,962	11,009
Anchorena 559	11,851	11,976
Ocampo parking space	14,875	15,349
Zelaya 3102	1,442	1,442
Intercontinental Plaza (i)	651,012	-
Bouchard 710	516,742	-
Suipacha 652	128,643	-
Torre Bank Boston	533,457	-
Edificio República	706,220	-
Total Offices buildings and other rental properties portfolio	2,574,204	39,776
Plots undeveloped parcels of land
Others (Intercontinental plot of land)	90,584	-
Luján plot of land	41,972	41,972
Caballito – Ferro	36,890	36,890
Total Plots of land	169,446	78,862
Properties under development:
Distrito Arcos	15,814	167,376
Alto Comahue	185,157	70,622
Total Properties under development	200,971	237,998
Total	3,775,376	1,053,563

(i)	The breakdown of investment properties as of December 31, 2014 includes property, plant and equipment in the amount of Ps. 58,554 that reflect offices used by the Company.

14

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Property, plant and equipment

   Changes in the Company’s property, plant and equipment for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At July 1st, 2013
Costs	11,318	9,162	62,867	291	56	83,694
Accumulated depreciation	(8,435)	(6,173)	(50,431)	(291)	-	(65,330)
Net book amount	2,883	2,989	12,436	-	56	18,364
Year ended June 30, 2014
Opening net book amount	2,883	2,989	12,436	-	56	18,364
Additions	1,488	1,456	7,256	-	-	10,200
Additions as a result of the merger	-	60	51	-	-	111
Accumulated depreciation on merger additions	-	(3)	(41)	-	-	(44)
Disposals	-	-	(36)	-	-	(36)
Depreciation charge	(1,187)	(688)	(5,599)	-	-	(7,474)
Closing net book amount	3,184	3,814	14,067	-	56	21,121
Costs	12,806	10,678	70,138	291	56	93,969
Accumulated depreciation	(9,622)	(6,864)	(56,071)	(291)	-	(72,848)
Net book amount	3,184	3,814	14,067	-	56	21,121
Period ended December 31, 2014
Opening net book amount	3,184	3,814	14,067	-	56	21,121
Additions	58,948	1,858	8,729	2,863	-	72,398
Depreciation charge (i) (Note 24)	(915)	(444)	(3,354)	(191)	-	(4,904)
Closing net book amount	61,217	5,228	19,442	2,672	56	88,615
At December 31, 2014
Costs	71,754	12,536	78,867	3,154	56	166,367
Accumulated depreciation	(10,537)	(7,308)	(59,425)	(482)	-	(77,752)
Net book amount	61,217	5,228	19,442	2,672	56	88,615

(1)
Depreciation charges as of December 31, 2014, have been charged in “Costs” for an amount of for Ps. 4,316, in “General and administrative expenses” Ps. 531 and in “Selling expenses” for Ps. 57, in the Statement of Comprehensive Income (Note 24).

15

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

8.	Trading properties

   Changes in the Company’s trading properties for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Completed properties	Undeveloped sites	Total
At July 1st, 2013	1,620	6,024	7,644
Additions	1,400	-	1,400
Transfers	7,351	-	7,351
Disposals	(7,659)	-	(7,659)
At June 30, 2014	2,712	6,024	8,736
Disposals (i) (Note 24)	(510)	-	(510)
At December 31, 2014	2,202	6,024	8,226

(i)	Corresponds to the sale of functional units of Condominio I.

   Breakdown of current and non-current Company’s trading properties is as follow:

	December 31, 2014	June 30, 2014
Non-current	7,424	7,522
Current	802	1,214
	8,226	8,736

   The following is a detailed summary of Company's trading properties by type as of December 31, 2014 and June 30, 2014:

	Net book value
Description	December 31, 2014	June 30, 2014
Undeveloped sites:
Air space Coto	6,024	6,024
Total undeveloped sites	6,024	6,024

Completed properties:
Condominios I	415	925
Condominios II	387	387
Entre Ríos 465/9 apartments	1,400	1,400
Total completed properties	2,202	2,712
Total	8,226	8,736

16

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Intangible assets

   Changes in the Company’s intangible assets for the six-month period ended December 31, 2014 and for the year ended June 30, 2014 were as follows:

	Software	Right to receive units (Barters)	Goodwill	Others	Total
At July 1st, 2013
Costs	10,760	40,223	-	907	51,890
Accumulated amortization	(9,852)	-	-	(774)	(10,626)
Net book amount	908	40,223	-	133	41,264
Year ended June 30, 2014
Opening net book amount	908	40,223	-	133	41,264
Additions	165	-	-	10,954	11,119
Transfers	-	(7,351)	-	-	(7,351)
Disposals	(116)	-	-	-	(116)
Amortization charge	(462)	-	-	(80)	(542)
Closing net book amount	495	32,872	-	11,007	44,374
At June 30, 2014
Costs	10,809	32,872	-	11,861	55,542
Accumulated amortization	(10,314)	-	-	(854)	(11,168)
Net book amount	495	32,872	-	11,007	44,374
Period ended December 31, 2014
Opening net book amount	495	32,872	-	11,007	44,374
Additions (ii)	104	5,409	-	-	5,513
Additions as a result of the merger	-	-	469	-	469
Disposals	-	-	(469)	-	(469)
Amortization charge (i) (Note 24)	(219)	-	-	(40)	(259)
Closing net book amount	380	38,281	-	10,967	49,628
At December 31, 2014
Costs	10,913	38,281	-	11,861	61,055
Accumulated amortization	(10,533)	-	-	(894)	(11,427)
Net book amount	380	38,281	-	10,967	49,628

(i)	As of December 31, 2014, amortization charges have been included in “Costs” for an amount of Ps. 259, in the Statement of Comprehensive Income (Note 24).
(ii) Additions related to Rights to receive units (Barters) include Conil plot of land under barter agreement. See Note 10 to the Unaudited Condensed Interim Consolidated Financial Statements.

10.	Inventories

   Company’s inventories as of December 31, 2014 and June 30, 2014 were as follows:

	December 31, 2014	June 30, 2014
Current
Materials and other items of inventory	11,071	8,751
Total inventories	11,071	8,751

17

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Financial instruments by category

   Determination of fair values

  See the Company’s determination at fair values in Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

   The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of December 31, 2014 and June 30, 2014 and their allocation to the different levels of fair value hierarchy:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investments in equity securities in TGLT S.A.	53,435	-	-	53,435
- Mutual funds	930	-	-	930
- Government bonds	189,121	-	-	189,121
Total assets	243,486	-	-	243,486

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investments in equity securities in TGLT S.A.	63,455	-	-	63,455
- Mutual funds	34,054	-	-	34,054
- Government bonds	2,241	-	-	2,241
- Non-Convertible Notes	40,892	-	-	40,892
- Foreign-currency futures contracts	-	1,200	-	1,200
- Interest rate swaps	-	34	-	34
Total assets	140,642	1,234	-	141,876

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Foreign-currency futures contracts	-	14,225	-	14,225
Total liabilities	-	14,225	-	14,225

  When no quoted prices in an active market are available, fair values are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from
Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

18

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables

   The following table shows the Company´s trade and other receivables as of December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30, 2014
Non-current
Leases and services receivables	3,729	2,950
Averaging of scheduled contracts escalation	44,219	42,351
Property sales receivables	552	711
Less: provision for impairment of trade receivables	(2,208)	(2,208)
Non-current trade receivables	46,292	43,804
Prepayments	3,880	7,879
Others	28	14
Non-current other receivables	3,908	7,893
Related parties (Note 29)	45,991	25,463
Non-current trade and other receivables	96,191	77,160
Current
Leases and services receivables	224,109	147,041
Averaging of scheduled contracts escalation	58,158	51,326
Consumer financing receivables	14,737	14,861
Deferred checks	186,785	158,425
Debtors under legal proceedings	49,242	45,833
Property sales receivables	464	657
Less: provision for impairment of trade receivables	(69,593)	(63,996)
Current trade receivables	463,902	354,147
Loans	5,991	5,710
Prepayments	26,422	37,045
Tax receivables	1,393	4,282
Advance payments	53,285	64,651
Others	10,800	9,678
Less: provision for bad debts	(165)	(175)
Current other receivables	97,726	121,191
Related parties (Note 29)	71,978	273,642
Current trade and other receivables	633,606	748,980
Total trade and other receivables	729,797	826,140

   Movements on the Company’s provision for impairment of trade receivables were as follows:

	December 31, 2014	June 30, 2014
Beginning of the period / year	66,379	50,256
Additions as a result of the merger	-	16,102
Additions (Note 24)	7,592	8,687
Unused amounts reversed (Note 24)	(1,484)	(3,337)
Used during the period / year	(521)	(5,329)
End of the period / year	71,966	66,379

19

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables (Continued)

   The additions and unused amounts reversed of provision for impaired receivables have been included in “Selling expenses” in the Unaudited Statement of Comprehensive Income (Note 24). Amounts charged to the provision account are generally written off, when there is no expectation of recovering.

13.	Investments in financial assets

   The following table shows the Company’s investments in financial assets as of December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30, 2014
Non-current
Financial assets at fair value through profit or loss:
Investment in equity securities in TGLT S.A.	53,435	63,455
Investments in financial assets non-current	53,435	63,455
Current
Financial assets at fair value through profit or loss:
Mutual funds	55	33,222
Government bonds	189,121	2,241
Non-Convertible Notes (Note 29)	-	40,892
Investments in financial assets current	189,176	76,355
Total investments in financial assets	242,611	139,810

14.	Cash flow and cash equivalents information

   The following table shows the Company’s amounts of cash and cash equivalents as of December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30, 2014
Cash at bank and on hand	41,238	47,930
Mutual funds	875	832
Total cash and cash equivalents	42,113	48,762

20

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Cash flow and cash equivalents information (Continued)

   Following is a detailed description of cash flows generated by the Company’s operations for the six-month periods ended December 31, 2014 and 2013:

	Note	December 31, 2014	December 31, 2013
Profit for the period		341,404	240,569
Adjustments for:
Income tax expense	20	119,427	100,826
Amortization and depreciation	24	49,147	46,860
Disposal of unused property, plant and equipment	7	-	36
Gain from purchase of companies		-	12
Gain from disposal of trading property		(3,159)	(13,878)
Gain from disposal of investment properties		(3,361)	-
Provision for Directors’ fees		29,501	14,089
Long-term incentive program reserve	28	(143)	9,223
Loss (Gain) from derivative financial instruments	27	2,961	(26,964)
Changes in fair value of financial assets	27	557	(17,153)
Financial results, net		146,091	192,897
Impairment of receivables	24	6,108	43
Provisions	17	5,393	3,295
Share of profit of subsidiaries, associates and joint ventures	5	(126,535)	(49,429)
Unrealized foreign exchange loss, net		(1,000)	(1,368)
Changes in operating assets and liabilities:
(Increase) Decrease in inventories	10	(2,320)	1,696
Decrease in trading properties	8	2,534	15,045
Increase in trade and other receivables	12	(98,120)	(77,656)
Increase in trade and other payables	15	88,740	14,058
Decrease in payroll and social security liabilities	16	(17,840)	(1,116)
Increase (Decrease) in provisions	17	(412)	(709)
Net cash generated from operating activities before income tax paid		538,973	450,376

  21

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Cash flow and cash equivalents information (Continued)

   The following table shows a detail of non-cash transactions occurred in the six-month periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Non-cash transactions
Decrease in equity investments in subsidiaries, associates and joint ventures through an increase in trade and other receivables	4,574	21,934
Decrease in investments in subsidiaries, associates and joint ventures through a decrease in borrowings	2,625	-
Decrease in trade and other payables through an increase in shareholders’ equity	813	783
Decrease in trade and other receivables, through a decrease in trade and other payables	11,312	-
Decrease in trading properties through a decrease in trade and other payables	1,135	-
Increase in investment properties through a decrease in intangible assets	1,666	-
Increase in property, plant and equipment through an increase in borrowings	695	-
Decrease in borrowings through a decrease in other liabilities	18,339	-
Increase in trade payables through a decrease in shareholders’ equity	1,648	-
Decrease in trade and other payables through a decrease in trade and other receivables	2,267	-
Decrease in trade and other receivables, net through a decrease in borrowings	-	55,288
Increase in trade and other receivables, net through a decrease in trade and other payables	-	7,915
Increase in trade and other receivables through a decrease in investments in financial assets	-	16,825
Increase in investments in financial assets through a decrease in equity investments in associates and joint ventures	-	3,791
Increase in investments in financial assets through an increase in borrowings	2,919	12,207
Increase in other payables through a decrease in intangible assets	37	-
Dividends not yet paid	-	2,165

Acquisition of real property from our controlling company December 31, 2014:

Acquired assets
Investment properties	2,577,543
Property, plant and equipment, net	58,948
Value of the acquired assets	2,636,491
Trade and other receivables	(195,897)
Investments in financial assets	(43,633)
Trade and other payables	(111,996)
Borrowings	(2,195,176)
Cash	(89,789)
Total consideration	(2,636,491)

22

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Cash flow and cash equivalents information (Continued)

	December 31, 2014		December 31, 2013
Merger of subsidiary company
Assets
Investment properties		1,666		-
Property, plant and equipment		-		67
Trade and other receivables		204		69,149
Income tax credit		-		4,702
Investments in financial assets		-		297
Liabilities
Trade and other payables		(198)		(14,517)
Income tax credit		3		-
Minimum presumed income tax credit		84		-
Deferred income tax (liabilities) assets		(112)		6,963
Payroll and social security liabilities		-		(119)
Provisions		-		(218)
Net value of non-cash assets included as a result of the merger		1,647		66,324
Increase in cash from the merger		43		1,084
Net asset value incorporated by merger		1,690		67,408
Equity method prior to merger	(1)	1,690	(2)	67,408
Increase in cash from merger		-		-

(1)	Correspond to merger with Conil S.A. (see Note 2.4).
(2)	Correspond to merger with Apsamedia S.A..

  23

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Trade and other payables

  The following table shows the amounts of trade and other payables as of December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30, 2014
Non-current
Admission rights	120,175	101,430
Rent and service payments received in advance	16,905	14,348
Tenant deposits	4,819	901
Non-current trade payables	141,899	116,679
Tax payment plans	10,593	11,915
Other income to be accrued	7,667	7,914
Other payables	8,258	7,694
Non-current other payables	26,518	27,523
Related parties (Note 29)	58	187
Non-current trade and other payables	168,475	144,389
Current
Admission rights	111,858	99,149
Rent and service payments received in advance	83,181	77,702
Invoices to be received	72,838	59,730
Trade accounts payables	78,916	32,316
Payments received in advance	1,014	1,014
Tenant deposits	13,434	1,300
Current trade payables	361,241	271,211
VAT payables	26,832	19,187
Withholding income tax	18,437	17,280
Tax payment plans	2,817	2,981
Dividends payable	4,736	4,285
Other tax payables	6,553	1,496
Other income to be accrued	495	495
Others	1,557	1,592
Current other payables	61,427	47,316
Related parties (Note 29)	202,686	91,912
Current trade and other payables	625,354	410,439
Total trade and other payables	793,829	554,828

  24

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Payroll and social security liabilities

   The following table shows the Company´s payroll and social security liabilities as of December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30, 2014
Current
Provision for vacation, bonuses and others	37,019	55,162
Social security payable	8,157	7,997
Total payroll and social security liabilities	45,176	63,159

17.	Provisions

   The table below shows the movements in the Company's provisions for other liabilities categorized by type:

	Labor, legal and other claims	Investment in subsidiaries (*)	Total
At June 30, 2014	20,969	59	21,028
Additions (Note 26)	10,943	-	10,943
Unused amounts reversed (Note 26)	(5,550)	-	(5,550)
Used during the period	(412)	-	(412)
Loss from interest in joint ventures	-	(4)	(4)
At December 31, 2014	25,950	55	26,005
(*)  Correspond to investment in associates with negative equity. See Note 5.

The breakdown of total current and non-current provisions is as follows:

	December 31, 2014	June 30, 2014
Non-current	5,868	19,946
Current	20,137	1,082
	26,005	21,028

25

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Borrowings

  The following table shows the Company's borrowings as of December 31, 2014 and June 30, 2014:

						Book value
	Secured/ unsecured	Currency	Rate	Effective interest rate %	Nominal value	December 31, 2014	June 30, 2014
Non-current
APSA NCN Series I due 2017 (Note 29)	Unsecured	USD	Fixed	7.875%	120,000	1,024,620	893,758
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	-	-	80,126
Syndicated loans (ii) (Note 29)	Unsecured	Ps.	Fixed	(ii)	126,455	24,481	74,964
Bank loans (v)	Unsecured	Ps.	Fixed	15.25%	12,488	11,685	3,938
Finance lease obligations	Secured	USD	Fixed	(vi)	5,305	544	851
Banco Provincia de Buenos Aires loan (iii)	Unsecured	Ps.	Fixed	(iii)	-	-	6,421
Non-current borrowings						1,061,330	1,060,058
Related parties (Note 29)						2,117,234	24,698
Total non-current borrowings						3,178,564	1,084,756
Current
APSA NCN Series I due 2017 (Note 29)	Unsecured	USD	Fixed	7.875%	120,000	10,544	9,117
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	-	-	5,128
Banco Provincia de Buenos Aires loan (iii)	Unsecured	Ps.	Fixed	(iii)	132,889	133,054	12,886
Syndicated loans (ii) (Note 29)	Unsecured	Ps.	Fixed	(ii)	126,455	101,598	101,339
Bank loans (v)	Unsecured	Ps.	Fixed	15.25%	12,488	3,573	1,890
Bank overdrafts (iv)	Unsecured	Ps.	Floating	(iv)	-	471,031	347,150
Finance lease obligation	Secured	USD	Fixed	(vi)	2,222	1,468	1,545
Current borrowings						721,268	479,055
Related parties (Note 29)						66,354	3,704
Total current borrowings						787,622	482,759
Total borrowings						3,966,186	1,567,515

(i)   Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million at a fixed  interest rate of 5% due in June 2017. As of the date of these Unaudited Financial Statements, the mentioned debt is fully canceled.

(ii)  On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and will accrue at a 15.01% rate. On June 12, 2013 a new syndicated loan has been signed for an amount of  Ps.
       111,000. Principal will be payable in 9 quarterly consecutive installments and will accrue at 15.25% rate. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 29).

(iii) On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2013. Additionally, on February 3, 2014, a new loan has been subscribed for Ps. 20 million. As of the date of these Unaudited Financial Statements, the mentioned capital is fully canceled. On December 23, 2014, the Company subscribed a new loan with Banco Provincia de Buenos Aires for Ps. 120 million. Principal will be payable in only one installment due  in June 19, 2015.

(iv) Granted by several banks. They accrue interest rates ranging from 23% to 35% annually, and are due within a maximum term of 3 months from the closing date of each period.
(v)  On December 23, 2013, the Company subscribed a loan with Banco Citibank N.A. for Ps. 5.9 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2014. Additionally, on December 30, 2014, the Company subscribed a new loan with Banco Citibank N.A. for Ps. 10 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2015.

(vi) They accrue interest rates ranging from 7.5% to 14.5% annually.

26

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Derivative financial instruments

	December 31, 2014	June 30, 2014
Assets
Current
Foreign-currency futures contracts	-	1,200
Interest rate swaps	-	34
Total Current	-	1,234
Total assets	-	1,234

Liabilities
Current
Foreign-currency futures contracts (Note 29)	-	14,225
Total Current	-	14,225
Total liabilities	-	14,225

20.	Current and deferred income tax

   The detail of the income tax charge of the Company as of December 31, 2014 and 2013 is as follows:

	December 31, 2014	December 31, 2013
Current income tax	133,220	93,736
Deferred income tax	(13,793)	7,090
Income tax - loss	119,427	100,826

   The legal tax rate for the Company is 35%.

   Movements on the deferred tax account are as follows:

	December 31, 2014 Assets / (Liabilities)		June 30, 2014 Assets / (Liabilities)
Beginning of the period / year		(95,353)		(90,124)
Balances added as a result of the merger	(1)	(112)	(2)	6,963
Income tax		13,793		(12,192)
End of the period / year		(81,672)		(95,353)
(1) Correspond to the merger with Conil S.A..
(2) Correspond to the merger with Apsamedia S.A..

27

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Current and deferred income tax (Continued)

   Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit before Income Tax for the six-month periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Result calculated at the tax rates in force.	161,291	119,488
Tax effects of:
Non-deductible items	2,423	(1,362)
Share of profit of subsidiaries, associates and joint ventures	(44,287)	(17,300)
Income tax expense	119,427	100,826

21.	Equity

   See Note 25 to the Unaudited Condensed Interim Consolidated Financial Statements.

22.	Revenues

   For the six-month periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013

Base rent	382,261	303,598
Expenses and collective promotion fund	358,042	289,700
Contingent rent	218,237	155,944
Admission rights	63,669	53,972
Parking fees	37,041	29,046
Averaging of scheduled rent escalation	8,701	9,260
Management fees	10,625	8,960
Others	2,410	1,734
Total rental and service income	1,080,986	852,214
Sale of trading properties	3,673	16,445
Total gain from disposal of trading properties	3,673	16,445
Other revenues from consumer financing	65	334
Total other revenues from consumer financing	65	334
Total revenues	1,084,724	868,993

28

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Costs

   For the six-month periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Service charge expense and other operating costs	445,294	364,608
Total cost of property operations	445,294	364,608
Cost of sale of trading properties	2,423	4,072
Total cost of sale of trading properties	2,423	4,072
Other costs from consumer financing	64	171
Total other costs from consumer financing	64	171
Total costs (Note 24)	447,781	368,851

  29

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Expenses by nature

   For the six-month period ended December 31, 2014:

	Costs
	Charges for services and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 25)	134,384	-	-	8,237	2,932	145,553
Maintenance, security, cleaning, repairs and others	102,636	1,118	9	1,079	177	105,019
Advertising and other selling expenses	95,899	-	-	-	5,443	101,342
Amortization and depreciation	48,558	1	-	531	57	49,147
Taxes, rates and contributions	34,217	406	-	324	25,422	60,369
Directors’ Fees	-	-	-	32,671	-	32,671
Fees and payments for services	12,525	177	55	7,260	1,188	21,205
Leases and expenses	10,117	207	-	1,023	91	11,438
Impairment of receivables (charge and recovery)	-	-	-	-	6,108	6,108
Cost of sale of properties	-	510	-	-	-	510
Other expenses	6,958	4	-	1,721	115	8,798
Total expenses by nature	445,294	2,423	64	52,846	41,533	542,160

  30

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Expenses by nature (Continued)

   For the six-month period ended December 31, 2013:

	Costs
	Charge for services and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 25)	108,887	-	-	11,994	1,787	122,668
Maintenance, security, cleaning, repairs and others	74,632	956	-	388	49	76,025
Advertising and other selling expenses	86,429	-	-	-	5,736	92,165
Amortization and depreciation	46,431	-	-	394	35	46,860
Taxes, rates and contributions	27,438	91	-	40	19,253	46,822
Directors’ Fees	-	-	-	27,629	-	27,629
Fees and payments for services	10,404	-	169	5,794	1,648	18,015
Leases and expenses	7,625	458	-	816	58	8,957
Impairment of receivables (charge and recovery)	-	-	-	-	43	43
Cost of sale of properties	-	2,567	-	-	-	2,567
Other expenses	2,762	-	2	1,395	27	4,186
Total expenses by nature	364,608	4,072	171	48,450	28,636	445,937

31

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Employee costs

   For the six-month periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Salaries, bonuses and social security costs	145,696	115,710
Equity incentive plan cost (Note 28)	(143)	6,958
Employee costs	145,553	122,668

26.	Other operating results, net

   For the six-month periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Expenses related to transfers of real property	(58,626)	-
Management fees	10,020	7,951
Lawsuits (Note 17)	(5,393)	(3,295)
Donations	(4,933)	(6,888)
Others	(1,847)	(218)
Total other operating results, net	(60,779)	(2,450)

27.	Financial results, net

   For the six-month periods ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Finance income:
- Interest income	18,818	21,318
- Foreign exchange	12,192	11,547
Finance income	31,010	32,865
Finance costs:
- Interest expense	(124,812)	(68,546)
- Foreign exchange	(47,077)	(140,466)
- Other finance costs	(16,344)	(11,267)
Subtotal financial costs	(188,233)	(220,279)
Less: Capitalized borrowing costs	9,837	14,657
Finance cost	(178,396)	(205,622)
Other financial results:
- Fair value (loss) / gain of financial instruments at fair value through profit or loss	(503)	17,153
- (Loss) / Gain from derivative financial instruments	(2,961)	26,964
Other financial results	(3,464)	44,117
Total financial results, net	(150,850)	(128,640)

32

28.	Long-term incentive plan

   See description of Company´s share-based payments in Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements. During the period Ps. (143) were charged to the Statement of Income.

29.	Related party transactions

   During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

   The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2014. Below is the description of the new transactions performed during the semester:

Offices leases

  Fibesa S.A. has rented from us a floor of Intercontinental Plaza tower, located at 877 Moreno St.  Autonomous City of Buenos Aires, owned by the Company for a monthly rental payment of USD 11.6 plus the obligation to pay common expenses and taxes levied on the real property, proportionately to the total area rented. The agreement is effective until 2017.

Assignment of credit lines

   During December 2014, IRSA Propiedades Comerciales assumed the obligations arising from credit lines in the amount of USD 13,096 that Panamerican Mall S.A. had been granted by Tyrus S.A.

   Additionally, as it is described in Note 33 to the Unaudited Condensed Interim Consolidated  Financial Statements, we rent floors of Edificio Intercontinental and Suipacha 652 buildings, to Cresud, IRSA, and Tarshop.

  33

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.   Related party transactions (Continued)

  The following is a summary of the balances with related parties as of December 31, 2014:

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Direct parent company
IRSA Inversiones y	Reimbursement of expenses	-	20,587	-	-	-	-
Representaciones	Long-term incentive plan	-	-	-	(35,294)	-	-
Sociedad Anónima (IRSA)	Leases’ collections	-	25	-	-	-	-
	Leases and/or rights of spaces use	-	6,812	-	-	-	-
	Sale of properties	-	-	-	-	(2,106,966)	(4,477)
	Non-Convertible notes	-	-	-	-	(84,655)	(917)
Total direct parent company		-	27,424	-	(35,294)	(2,191,621)	(5,394)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	(3,137)	-	-
	Long-term incentive plan	-	-	-	(12,545)	-	-
	Corporate services	-	-	-	(13,707)	-	-
	Non-Convertible notes	-	-	-	-	(23,130)	(248)
Total direct parent company of IRSA		-	-	-	(29,389)	(23,130)	(248)

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	779	-	-	-	-
	Leases and/or rights of spaces use	-	-	(46)	(436)	-	-
Total associates of IRSA Propiedades Comerciales		-	779	(46)	(436)	-	-

Joint venture of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	274	-	-	-	-
	Management fees	-	2,501	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	(687)	-	-
	Borrowings	-	-	-	-	-	(7,052)
Quality Invest S.A.	Management fees	-	22	-	-	-	-
	Reimbursement of expenses	-	5	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	134	-	-	-	-
	Borrowings	-	74	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	227	-	-	-	-
	Borrowings	-	66	-	-	-	-
Total Joint venture of IRSA Propiedades Comerciales		-	3,303	-	(687)	-	(7,052)

  34

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.  Related party transactions (Continued)

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	321	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-		-	(33)	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	9	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	107	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	137	-	-	-	-
Tyrus S.A.	Reimbursement of expenses	-	11	-	-	-	-
Total subsidiaries of IRSA		-	587	-	(33)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	141	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	-	-	(6)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	1	-	-	-	-
Total Subsidiaries of Cresud		-	142	-	(6)	-	-

Subsidiaries of IRSA Propiedades Comerciales
Arcos del Gourmet S.A.	Reimbursement of expenses	-	-	-	(367)	-	-
	Management fees	16,804	-	-	-	-	-
	Other receivables	14,911	-	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	383	-	-	-	-
	Management fees	-	74	-	-	-	-
	Dividends	-	4,574	-	-	-	-
	Non-Convertible notes	-	-	-	-	(1,120)	(12)
Fibesa S.A.	Reimbursement of expenses	-	18	-	-	-	-
	Leases’ collections	-	39	-	-	-	-
	Contributions to be paid	-	-	-	(2)	-	-
	Share-based payments	-	76	-	-	-	-
	Management fees	-	17	-	-	-	-
	Borrowings	-	-	-	-	(10,268)	(4,297)
Panamerican Mall S.A.	Reimbursement of expenses	-	14,888	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	(7,297)	-	-
	Management fees	-	2,180	-	-	-
	Assignment of receivables	-	-	-	(112,096)	-	-
	Leases’ collections	-	-	-	(1,430)	-	-
	Non-Convertible notes	-	-	-	-	(12,926)	(145)
	Borrowings	-	-	-	-	-	(50,528)
Shopping Neuquén S.A.	Reimbursement of expenses	-	1,934	-	-	-	-
	Borrowings	-	10,888	-	-	-	-
	Leases and/or rights of spaces use	14,276	2,124	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	1	-	-	-	-
Total subsidiaries of IRSA Propiedades Comerciales		45,991	37,196	-	(121,192)	(24,314)	(54,982)

35

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.  Related party transactions (Continued)

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	(180)	-	-
	Leases and/or rights of spaces use	-	151	-	-	-	-
	Borrowings	-	-	-	-	(5,558)	(20,187)
Total associate of IRSA		-	151	-	(180)	(5,558)	(20,187)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	(4)	-	-
Total Joint venture of IRSA		-	-	-	(4)	-	-

Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	116	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	911	-	-	-	-
	Borrowings	-	5	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	304	-	-	-	-
	Borrowings	-	5	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	14	-	(285)	-	-
Austral Gold	Reimbursement of expenses	-	1	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	76	-	-	-	-
	Leases and/or rights of spaces use	-	930	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	34	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	-	-
Total other related parties		-	2,396	-	(285)	-	-

Directors
Directors	Fees	-	-	-	(15,170)	-	-
	Reimbursement of expenses	-	-	-	(10)	-	-
	Guarantee deposits	-	-	(12)	-	-	-
Total directors		-	-	(12)	(15,180)	-	-
Total		45,991	71,978	(58)	(202,686)	(2,244,623)	(87,863)

  36

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.   Related party transactions (Continued)

   The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of transaction	Current Investments in financial assets	Non-current Trade and others receivables	Current Trade and others receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Derivative financial instruments
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	Reimbursement of expenses	-	-	3,563	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(504)	-	-	-
	Borrowings	-	-	117,384	-	-	-	-	-
	Equity incentive plan	-	-	-	-	(35,436)	-	-	-
	Leases’ collections	-	-	-	-	(10)	-	-	-
	Non-Convertible Notes	40,892	-	-	-	-	-	-	-
Total direct parent company		40,892	-	120,947	-	(35,950)	-	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(2,873)	-	-	-
	Equity incentive plan	-	-	-	-	(10,557)	-	-	-
	Corporate services	-	-	-	-	(21,218)	-	-	-
	Non-Convertible notes	-	-	-	-	-	(22,000)	(236)	-
Total direct parent company of IRSA		-	-	-	-	(34,648)	(22,000)	(236)	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	687	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	(175)	(643)	-	-	-
Total associates of IRSA Propiedades Comerciales		-	-	687	(175)	(643)	-	-	-

Joint venture of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	218	-	(72)	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(630)	-	-	-
	Leases’ collections	-	-	-	-	(14)	-	-	-
	Management fees	-	-	1,338	-	-	-	-	-
Quality Invest S.A.	Management fees	-	-	22	-	-	-	-	-
	Reimbursement of expenses	-	-	5	-	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	103	-	-	-	-	-
	Borrowings	-	-	68	-	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	165	-	-	-	-	-
	Borrowings	-	-	20	-	-	-	-	-
Total Joint venture of IRSA Propiedades Comerciales		-	-	1,939	-	(716)	-	-	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	502	-	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	2	-	-	-	-	-
	Hotel services	-	-	-	-	(20)	-	-	-
Hoteles Argentinos S.A.	Reimbursement of expenses	-	-	-	-	(1)	-	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	8	-	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	101	-	-	-	-	-
Tyrus S.A.	Reimbursement of expenses	-	-	37	-	-	-	-	-
	Borrowings	-	-	86,256	-	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	144	-	-	-	-	-
Total subsidiaries of IRSA		-	-	87,052	-	(21)	-	-	-

37

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.  Related party transactions (Continued)

Related party	Description of transaction	Current Investments in financial assets	Non-current Trade and others receivables	Current Trade and others receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Derivative financial instruments
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	138	-	-	-	-	-
Cactus S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Borrowings	-	-	2,134	-	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	1	-	-	-	-	-
Total subsidiaries of Cresud		-	-	2,275	-	-	-	-	-

Subsidiaries of IRSA Propiedades Comerciales
Arcos del Gourmet S.A.	Reimbursement of expenses	-	-	95	-	-	-	-	-
	Management fees	-	-	13,670	-	-	-	-	-
	Contributions to be paid	-	-	150	-	-	-	-	-
	Other receivables	-	-	17,336	-	-	-	-	-
Conil S.A. (*)	Reimbursement of expenses	-	-	5	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(73)	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	2,740	-	-	-	-	-
	Management fees	-	-	74	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(529)	-	-	-
	Leases’ collections	-	-	-	-	(767)	-	-	-
	Non-Convertible notes	-	-	-	-	-	(1,065)	(11)	-
Fibesa S.A.	Reimbursement of expenses	-	-	-	-	(234)	-	-	-
	Leases and/or rights of spaces use	-	-	1,950	-	-	-	-	-
	Equity incentive plan	-	-	186	-	-	-	-	-
	Management fees	-	-	17	-	-	-	-	-
	Leases’ collections	-	-	-	-	(8)	-	-	-
	Borrowings	-	-	-	-		(24,698)	(2,887)	-
Panamerican Mall S.A.	Reimbursement of expenses	-	-	14,519	-	-	-	-	-
	Management fees	-	-	4,077	-	-	-	-	-
	Leases’ collections	-	-	-	-	(183)	-	-	-
	Non-Convertible notes	-	-	-	-	-	(12,891)	(606)	-
	Leases and/or rights of spaces use	-	-	-	-	(5,167)	-	-	-
	Borrowings	-	-	-	-	-	-	(817)	-
Shopping Neuquén S.A.	Reimbursement of expenses	-		1,679	-	-	-	-	-
	Borrowings	-	10,285	-	-	-	-	-	-
	Leases and/or rights of spaces use	-	15,178	1,961	-	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	-	-	-	(3)	-	-	-
	Contributions to be paid	-	-	-	-	(72)	-	-	-
	Other receivables	-	-	4	-	-	-	-	-
Total subsidiaries of IRSA Propiedades Comerciales		-	25,463	58,463	-	(7,036)	(38,654)	(4,321)	-

38

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.   Related party transactions (Continued)

Related party	Description of transaction	Current Investments in financial assets	Non-current Trade and others receivables	Current Trade and others receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Derivative financial instruments
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	(762)	-	-	-
	Derivatives	-	-	-	-	-	-	-	5,225
	Leases and/or rights of spaces’ use	-	-	196	-	-	-	-	-
	Borrowings	-	-	-	-	-	(17,781)	(23,285)	-
Total associate of IRSA		-	-	196	-	(762)	(17,781)	(23,285)	5,225

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	66	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Total Joint ventures of IRSA		-	-	68	-	-	-	-	-

Other related parties							-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	864	-	-	-	-	-
	Borrowings	-	-	4	-	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	114	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	228	-	-	-	-	-
	Borrowings	-	-	4	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(271)	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	767	-	(12)	-	-	-
Austral Gold	Reimbursement of expenses	-	-	8	-	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	26	-	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	(5)	-	-	-
Total other related parties		-	-	2,015	-	(288)	-	-	-

Directors
Directors	Fees	-	-	-	-	(11,838)	-	-	-
	Reimbursement of expenses	-	-	-	-	(10)	-	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-	-
Total directors		-	-	-	(12)	(11,848)	-	-	-
Total		40,892	25,463	273,642	(187)	(91,912)	(78,435)	(27,842)	5,225

(*)	As from July 1, 2014 the Company was merged into IRSA Propiedades Comerciales.

  39

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.   Related party transactions (Continued)

   The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2014:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	(2,395)	-	-	10,113	-	19
Total direct parent company	(2,395)	-	-	10,113	-	19

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(65)	-	(28,981)	(2,046)	-	-
Total direct parent company of IRSA	(65)	-	(28,981)	(2,046)	-	-

Subsidiaries of IRSA Propiedades Comerciales
Emprendimientos Recoleta S.A.	(340)	360	-	(99)	-	-
Panamerican Mall S.A.	(3,136)	6,047	-	(1,049)	-	-
Arcos del Gourmet S.A.	-	2,191	-	-	-	-
Fibesa S.A.	-	81	-	(2,318)	-	(101)
Torodur S.A.	-	-	-	(1)	-	-
Shopping Neuquén S.A.	(1,014)	-	-	602	-	-
Total subsidiaries of IRSA Propiedades Comerciales	(4,490)	8,679	-	(2,865)	-	(101)

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	1,524	-	-	-	-	-
Total associates of IRSA Propiedades Comerciales	1,524	-	-	-	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,100)	-	-	-	-
Fundación IRSA	-	-	-	-	(1,723)	-
Hamonet S.A.	(83)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(159)	-	-	-	-	-
Total other related parties	(242)	(1,100)	-	-	(1,723)	-

 40

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.  Related party transactions (Continued)

   The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2014:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Directors and Senior Management
Directors	-	(32,671)	-	-	-	-
Senior Management	-	(2,125)	-	-	-	-
Total directors and senior management	-	(34,796)	-	-	-	-

Joint Ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	108	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(402)	1,233	-	(631)	-	-
Entrenimiento Universal S.A.	-	-	-	6	-	-
Entertainment Holdings S.A	-	-	-	6	-	-
Total Joint Ventures of IRSA Propiedades Comerciales	(402)	1,341	-	(619)	-	-

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	-	133	-	-
Total subsidiary of Cresud	-	-	-	133	-	-

Subsidiary of IRSA.
Nuevas Fronteras S.A.	(4)	-	-	-	-	-
Tyrus S.A.	-	-	-	4,694	-	-
Total subsidiary of IRSA	(4)	-	-	4,694	-	-

Associates of IRSA
Banco Hipotecario S.A.	279	-	-	(3,297)	-	-
Total associates of IRSA	279	-	-	(3,297)	-	-
	(5,795)	(25,876)	(28,981)	6,113	(1,723)	(82)

  41

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.  Related party transactions (Continued)

   The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2013:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	(2,295)	-	-	2,105	-	-
Total direct parent company	(2,295)	-	-	2,105	-	-

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	-	-	(39,674)	(1,480)	-	-
Total direct parent company of IRSA	-	-	(39,674)	(1,480)	-	-

Subsidiaries of IRSA Propiedades Comerciales
Emprendimientos Recoleta S.A.	(191)	360	-	(30)	-	-
Panamerican Mall S.A.	(2,199)	4,563	-	(51)	-	-
Arcos del Gourmet S.A.	-	1,852	-	-	-	-
Fibesa S.A.	-	81	-	(2,276)	-	(104)
Conil S.A.	(180)	-	-	-	-	-
Torodur S.A.	-	-	-	1,095	-	-
Shopping Neuquén S.A.	(1,096)	-	-	1,806	-	-
Total subsidiaries of IRSA Propiedades Comerciales	(3,666)	6,856	-	544	-	(104)

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	1,347	(239)	-	-	-	-
Total associates of IRSA Propiedades Comerciales	1,347	(239)	-	-	-	-

  42

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.Related party transactions (Continued)

   The following is a summary of the results and transactions with related parties for the six-month period ended December 31, 2013:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Other related parties
Estudio Zang, Bergel & Viñes	-	(752)	-	-	-	-
Fundación IRSA	-	-	-	-	(1,450)	-
Hamonet S.A.	(57)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(109)	-	-	-	-	-
Total other related parties	(166)	(752)	-	-	(1,450)	-

Directors
Directors	-	(27,629)	-	-	-	-
Total Directors	-	(27,629)	-	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	108	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(230)	986	-	-	-	-
Total joint ventures of Propiedades Comerciales	(230)	1,094	-	-	-	-

Associates of IRSA
Banco Hipotecario S.A.	225	-	-	22,150	-	-
Total associates of IRSA	225	-	-	22,150	-	-
	(4,785)	(20,670)	(39,674)	23,319	(1,450)	(104)

43

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued) (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Negative working capital

   At the end of the period, the Company has negative working capital. This situation is presently being considered by the Company´s Board of Directors and Management.

31.	Special Reserve

   Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

32.	CNV General Ruling N° 622

   As required by Section 1°, Chapter III, Title IV of CNV General Ruling N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 - Investment properties
Note 7 - Property, plant and equipment
Exhibit B - Intangible assets	Note 9 - Intangible assets
Exhibit C - Equity investments	Note 5 - Equity investments
Exhibit D - Other investments	Note 11 - Financial instruments by category
Note 13 - Investments in financial assets
Note 14 - Cash and cash equivalents information
Exhibit E – Provisions	Note 12 - Trade and other receivables
Note 17 - Provisions
Exhibit F – Cost of sales and services provided	Note 8 - Trading properties
Note 23 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 33 - Foreign currency assets and liabilities

44

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued) (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Foreign currency assets and liabilities

  Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 12.31.14	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 06.30.14
Asset
Trade and other receivables
US Dollar	3,053	8.451	25,798	26,370	8.033	211,828
Euros			-	2	10.9908	26
Total trade and other receivables			25,798			211,854
Investments in financial assets
US Dollar	-	-	-	5,369	8.033	43,133
Total investments in financial assets			-			43,133
Cash and cash equivalents
US Dollar	184	8.451	1,555	1,159	8.033	9,314
Pounds	2	13.1455	20	2	13.7364	27
Euros	14	10.2646	139	14	10.9908	149
Total cash and cash equivalents			1,714			9,490
Total Assets as of 12.31.14			27,512			-
Total Assets as of 06.30.14			-			264,477
Liabilities
Trade and other payables
US Dollar	29,710	8.551	254,047	1,375	8.133	11,184
Total trade and other payables			254,047			11,184
Borrowings
US Dollar	372,567	8.551	3,185,819	122,038	8.133	992,536
Total borrowings			3,185,819			992,536
Total Liabilities as of 12.31.14			3,439,866			-
Total Liabilities as of 06.30.14			-			1,003,720
(*)	The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements.
(1)	Exchange rate as of December 31, 2014 and June 30, 2014 according to Banco Nación Argentina.

45

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued) (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	CNV General Ruling N° 629/14 – Storage of documentation

   On August 14, 2014, the Argentine Securities Exchange Commission (CNV) issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Saraza 6135, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Azara 1245, Autonomous City of Buenos Aires (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gómez 3825, Autonomous City of Buenos Aires

    (i) On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of issuance of these Unaudited Financial Statements, the Company has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Company, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain warehouse that were on fire do not appear to be sensitive or capable of affecting normal business operations.

    It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

35.	Subsequent events

  On January 28, 2015, IRSA Propiedades Comerciales delivered to Arcos del Gourmet S.A. the works related to improvements of the first stage of the commercial undertaking known as Distrito Arcos.

    In addition, other events have also taken place, which are described in Note 38 to the Unaudited Condensed Interim Consolidated Financial Statements.

46

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1

3.	Receivables and liabilities by maturity date.

Items		Falling due	Without term	Without term	To be due								Total
		December 31,14	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Receivables	Trade and other receivables	68,775	-	3,064	414,164	64,401	54,262	32,004	92,340	725	62	-	729,797
	Total	68,775	-	3,064	414,164	64,401	54,262	32,004	92,340	725	62	-	729,797
Liabilities	Trade and other payables	90,755	-	-	408,449	48,185	41,745	36,220	40,536	35,713	34,641	57,585	793,829
	Borrowings	-	-	-	506,184	164,572	34,085	82,781	31,541	1,028,602	11,454	2,106,967	3,966,186
	Income tax liability and Deferred Income Tax	-	-	81,672	-	-	-	99,136	-	-	-	-	180,808
	Payroll and social security liabilities	-	-	-	26,847	-	18,329	-	-	-	-	-	45,176
	Provision	-	20,137	5,868	-	-	-	-					26,005
	Total	90,755	20,137	87,540	941,480	212,757	94,159	218,137	72,077	1,064,315	46,095	2,106,552	5,012,004

47

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Receivables	Trade and other receivables	610,932	22,674	633,606	93,067	3,124	96,191	703,999	25,798	729,797
	Total	610,932	22,674	633,606	93,067	3,124	96,191	703,999	25,798	729,797
Liabilities	Trade and other payables	378,320	247,034	625,354	161,462	7,013	168,475	539,782	254,047	793,829
	Borrowings	720,189	67,433	787,622	60,178	3,118,386	3,178,564	780,367	3,185,819	3,966,186
	Income tax liability and Deferred Income Tax	99,136	-	99,136	81,672	-	81,672	180,808	-	180,808
	Payroll and social security liabilities	45,176	-	45,176	-	-	-	45,176	-	45,176
	Provisions	20,137	-	20,137	5,868	-	5,868	26,005	-	26,005
	Total	1,262,958	314,467	1,577,425	309,180	3,125,399	3,434,579	1,572,138	3,439,866	5,012,004

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

     At December 31, 2014 there are not receivable and liabilities subject to adjustment clause.

48

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current				Accruing interest		Non- Accruing interest	Total
		Accruing interest		Non-Accruing interest	Subtotal	Accruing interest		Non-Accruing interest	Subtotal
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Receivables	Trade and other receivables	-	13,333	620,273	633,606	-	-	96,191	96,191	-	13,333	716,464	729,797
	Total	-	13,333	620,273	633,606	-	-	96,191	96,191	-	13,333	716,464	729,797
Liabilities	Trade and other payables	2,815	-	622,539	625,354	-	-	168,475	168,475	2,815	-	791,014	793,829
	Borrowings	305,284	484,716	(2,378)	787,622	3,168,758	10,811	(1,005)	3,178,564	3,474,042	495,527	(3,383)	3,966,186
	Income tax liability and Deferred Income Tax	-	-	99,136	99,136	-	-	81,672	81,672	-	-	180,808	180,808
	Payroll and social security liabilities	-	-	45,176	45,176	-	-	-	-	-	-	45,176	45,176
	Provisions	-	-	20,137	20,137	-	-	5,868	5,868	-	-	26,005	26,005
	Total	308,099	484,716	784,610	1,577,425	3,168,758	10,811	255,010	3,434,579	3,476,857	495,527	1,039,620	5,012,004

49

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

5.	Related parties.

a.	Interest in related parties. See Note 5.

b.	Related parties debit /credit balances. See Note 29.

6.	Borrowings to directors.

   See Note 29.

7.	Inventories.

   In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values.

   See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

9.	Appraisal revaluation of fixed assets.

   None.

10.	Obsolete unused fixed assets.

   None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

   None.

50

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Recovery values.

   See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.	Insurances.

Real Estate	Insured amounts in USD	Accounting values in Ps.	Risk covered
Abasto - Shopping center and offices	203,229	126,434	Fire, full risk and dismissed profit
Alto Palermo	119,170	110,744	Fire, full risk and dismissed profit
Mendoza Plaza	112,975	63,445	Fire, full risk and dismissed profit
Paseo Alcorta	87,224	36,110	Fire, full risk and dismissed profit
Alto Avellaneda	101,713	46,068	Fire, full risk and dismissed profit
Alto Rosario	101,964	64,147	Full risk, construction and assembly
Patio Bullrich	51,750	63,551	Fire, full risk and dismissed profit
Córdoba Shopping – Villa Cabrera	46,811	50,457	Fire, full risk and dismissed profit
Alto Noa	46,743	12,283	Fire, full risk and dismissed profit
Soleil Factory	30,974	86,535	Fire, full risk and dismissed profit
Edificio República	102,240	706,220	Fire, full risk and dismissed profit
Moreno 877	55,054	651,012	Fire, full risk and dismissed profit
Bouchard 710	44,973	516,742	Fire, full risk and dismissed profit
Suipacha 652	18,887	128,643	Fire, full risk and dismissed profit
SUBTOTAL	1,123,707	2,662,391
Unique policy	15,000		Third party liability

  The insurance amounts not include the land value and correspond to the reconstruction value of the building.

   In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

   None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

   Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

51

IRSA PROPIEDADES COMERCIALES S.A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

   See Note 25 to the Unaudited Condensed Consolidated Financial Statements.

52

Free translation from the original prepared in Spanish for publication in Argentina
REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S. A.
(formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))
Legal address: Moreno 877 – 22° floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim separate  financial  statements attached of IRSA PROPIEDADES COMERCIALES S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))(hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of December 31, 2014, and the unaudited condensed interim separate statements of comprehensive income for the six and three-month periods ended December 31, 2014 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the three-month period ended December 31,2014 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2014 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries as to the aspects mentioned in note 2.2 to the unaudited condensed interim separate financial statements attached. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph “Scope of our review”.

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA)) that:

a)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))  are recorded  in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  IRSA PROPIEDADES COMERCIALES S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))  arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the  text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

d)
at December 31, 2014, the debt of IRSA PROPIEDADES COMERCIALES S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))  owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 5,413,446, which was no callable at that date.

Autonomous City of Buenos Aires, February 9, 2015

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA Propiedades Comerciales Sociedad Anónima
(Formely company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Summary as of December 31, 2014

I.	Brief comment on the Group’s activities during the period, including references to significant events occurred after the end of the period.

   On December 22, 2014, the Company purchased from its controlling company, IRSA Inversiones y Representaciones S.A, 83,789 square meters of its portfolio of premium offices, including República building, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the "Intercontinental II" plot of land, in order to consolidate a vehicle that will be mainly engaged in the development and operation of commercial properties in the Republic of Argentina.

   Moreover, the consolidation of the Company’s various assets has been supplemented with the launching of the “IRSA Propiedades Comerciales” brand the and change of corporate name from ALTO PALERMO S.A. (APSA) to IRSA PROPIEDADES COMERCIALES S.A. as continuing company. The change of corporate name was approved at the General Extraordinary Shareholders’ Meeting held on February 5, 2015.

   During next month we will changing our Ticker in BCBA and Nasdaq from “APSA” to “IRCP”.

Consolidated Income *

	IIQ 15	IIQ 14	YoY Var	6M 15	6M 14	YoY Var
Revenues	731.4	576.0	27.0%	1,307.4	1,034.6	26.4%
Operating income	304.6	274.4	11.0%	595.2	490.1	21.5%
Depreciation and Amortization	35.6	31.4	13.4%	61.5	62.5	(1.6)%
EBITDA(1)	398.8	305.8	30.4%	715.4	552.6	29.5%
Income for the period(2)	203.9	138.9	46.8%	360.2	257.0	40.2%

(1) EBITDA: Operating Income plus Depreciation and Amortization excluding stamp expenses incurred in the transfer of assets.
(2) Consistent with the Comprehensive Income Statement (excludes interests in joint ventures).

   The company’s revenues grew by 26.4% in the first six months of fiscal year 2015, mainly driven by the “Shopping Centers” segment, which experienced a recovery in tenant sales towards the second quarter of the year, and the “Offices” segment, whose revenues were 79.9% higher than in the same period of the previous fiscal year. In addition, revenues were favorably impacted during the 9 days that followed the acquisition of office buildings from our controlling company IRSA on December 22, 2014. Operating Income reached ARS 595.2 million during the first six-month period, a 21.5% increase compared to the same period of 2014, whereas EBITDA, which excludes the impact of the expenses related to the transfer of assets described above, rose by 29.5% reaching ARS 715.4 million.

   Net Income for the period under review rose by ARS 103.2 million, explained mainly by the increase in Operating Income.

1

IRSA Propiedades Comerciales Sociedad Anónima
(Formely company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Summary as of December 31, 2014

II. Shopping Centers.

New Opening

    On December 18, 2014, we opened our fourteenth shopping center, “Distrito Arcos”, located in the neighborhood of Palermo, City of Buenos Aires. “Distrito Arcos” is an Outlet center with a variety of premium brands in an open-air environment that, in a first stage, has added approximately 14,000 square meters of gross leaseable area, 52 stores and 15 stands to IRSA Propiedades Comerciales S.A.’s portfolio. The second stage of the project contemplates the construction of a gym, a home appliances store and an exceptional suite of cultural proposals, reaching an aggregate of 65 stores and 20 stands and adding approximately 2,000 further square meters of gross leaseable area.

    The investment made in this project amounted approximately to ARS 250 million.

Results

During the second quarter of fiscal year 2015, consumption levels in shopping centers have increased, with very satisfactory figures recorded in December, this month being highly seasonal as it includes Christmas purchases. According to the INDEC, shopping center sales for the second quarter posted an increase of 35.6% compared to the same period of 2014.

Our tenants’ sales reached ARS 10,656.4 million during the first six months of fiscal year 2015, 31.8% higher than in the same period of 2014 (31.5% without considering sales from Distrito Arcos). In the second quarter, sales of the same shopping centers grew by 35.1% compared to 2014, up from 27.1% recorded in the first quarter of 2015. Our portfolio’s leaseable area was 324,276 square meters during the period under review, whereas the occupancy rate stood at 98.5%.

Financial indicators of the Shopping Centers segment
(in millions of ARS)
	IIQ 15	IIQ 14	YoY Var	6M 15	6M 14	YoY Var
Revenues	721.3	556.3	29.7%	1,290.2	1,012.7	27.4%
Operating Income	361.7	259.2	39.5%	638.8	473.0	35.1%
Depreciation and Amortization	24.6	31.8	(22.6)%	49.3	61.1	(19.3)%
EBITDA	386.3	291.0	32.7%	688.1	534.1	28.8%

Operating indicators of the Shopping Centers segment
(in millions of ARS, except as indicated)

	IIQ 15	IQ 15	IVQ 14	IIIQ 14	IIQ 14
Gross Leaseable Area (sqm)(1)	324,276	310,254	311,261	310,257	310,304
Tenants’ Sales (3 month cumulative)(1)	6,097.4	4,559.0	4,560.7	3,488.9	4,496.8
Occupancy(1)	98.5%	98.5%	98.4%	98.8%	98.8%

(1) FP-15 includes Distrito Arcos (opened on Dec-14, 18th): Gross Leaseable Area (sqm) 13,758, Sales (MM) 24.7. As concerns occupancy, it does not include Distrito Arcos, which has an occupancy rate of 100% though as of December 2014 the occupancy was 51.4% since it opened on December 18 and the opening of the stores occurred as the days went by.

    Revenues from this segment grew 27.4% during this quarter, whereas Operating Income reached ARS 638.8 million (+ 35.1% compared to the second six-month period of 2014). The

2

IRSA Propiedades Comerciales Sociedad Anónima
(Formely company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Summary as of December 31, 2014

EBITDA margin, excluding revenues from common expenses and collective promotion fund, reached 79.4%, in line with the margins recorded in 2014.

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest	Occupancy (2)	Book Value (ARS thousand) (3)
Alto Palermo	Nov-97	18,899	146	100.0%	97.4%	110,744
Abasto Shopping(4)	Jul-94	36,809	171	100.0%	100.0%	116,472
Alto Avellaneda	Nov-97	36,795	142	100.0%	99.8%	46,068
Alcorta Shopping	Jun-97	15,222	107	100.0%	99.8%	36,110
Patio Bullrich	Oct-98	11,903	85	100.0%	99.5%	63,551
Buenos Aires Design	Nov-97	13,888	63	53.7%	94.4%	9,862
Dot Baires Shopping	May-09	49,903	157	80.0%	100.0%	443,737
Soleil	Jul-10	13,972	78	100.0%	100.0%	86,535
Distrito Arcos(5)	Nov-09	13,758	66	90.0%	N/A	211,961
Alto Noa Shopping	Mar-95	19,073	89	100.0%	100.0%	12,283
Alto Rosario Shopping(6)	Nov-04	28,320	144	100.0%	94.6%	64,147
Mendoza Plaza Shopping	Dec-94	42,146	145	100.0%	96.9%	63,445
Córdoba Shopping	Dec-06	15,276	107	100.0%	99.1%	50,457
La Ribera Shopping(7)	Aug-11	8,312	50	50.0%	96.9%	25,501
Total Shopping Centers		324,276	1,550		98.5%	1,340,873

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area on the last day of the period.
(3) Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation.
(4) Excludes Museo de los Niños (3,732 sqm).
(5) Distrito Arcos: opened on Dec-14, 18th.
(6) Excludes Museo de los Niños (1,261 sqm).
(7) Through our joint ventures Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales as of December 31
(by Shopping Center, for the quarter and for the first six months of each fiscal year, in millions of ARS)

Shopping Center	IIQ 15	IIQ 14	YoY Var	6M 15	6M 14	YoY Var
Alto Palermo	798.3	591.8	34.9%	1,405.4	1,057.8	32.9%
Abasto Shopping	910.5	692.4	31.5%	1,621.0	1,253.9	29.3%
Alto Avellaneda	843.0	669.9	25.8%	1,457.2	1,189.1	22.5%
Alcorta Shopping	466.7	331.5	40.8%	781.3	566.9	37.8%
Patio Bullrich	272.0	203.3	33.8%	469.8	352.7	33.2%
Buenos Aires Design	83.7	69.2	21.0%	159.1	136.3	16.7%
Dot Baires Shopping	776.2	581.7	33.4%	1,324.6	1,018.7	30.0%
Soleil	261.0	174.6	49.5%	462.8	319.1	45.0%
Distrito Arcos(1)	24.7	-	-	24.7	-	-
Alto Noa Shopping	289.0	194.8	48.4%	515.0	363.5	41.7%
Alto Rosario Shopping	548.6	377.2	45.4%	951.2	677.7	40.4%
Mendoza Plaza Shopping	507.3	391.8	29.5%	931.0	741.1	25.6%
Córdoba Shopping	220.6	153.2	44.0%	373.5	275.0	35.8%
La Ribera Shopping(2)	95.8	65.4	46.5%	179.8	131.4	36.8%
Total(3)	6,097.4	4,496.8	35.6%	10,656.4	8,083.2	31.8%
(1) Distrito Arcos: Opened on Dec-14, 18th with an occupancy rate of 51.4%.
(2) Through our joint ventures Nuevo Puerto Santa Fe S.A.
(3) Excluding Distrito Arcos: Total 6M 15 (ARS MM) 10,631.7, Var 31.5%, 6M15 and 35.1% IIQ15.

3

IRSA Propiedades Comerciales Sociedad Anónima
(Formely company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Summary as of December 31, 2014

Cumulative tenants’ sales as of December 31
(by Type of Business, for the quarter and for the first six months of each fiscal year, in millions of ARS)

Type of Business	IIQ 15	IIQ 14	YoY Var	6M 15	6M 14	YoY Var
Anchor Store	374.3	319.0	17.3%	672.0	556.8	20.7%
Clothes and Footwear	3,286.8	2,327.2	41.2%	5,540.9	4,018.0	37.9%
Entertainment	137.9	93.4	47.6%	320.5	259.9	23.3%
Home	995.0	809.1	23.0%	1,764.8	1,483.1	19.0%
Restaurant	469.2	351.0	33.7%	919.8	721.4	27.5%
Miscellaneous	782.7	563.6	38.9%	1,352.6	983.0	37.6%
Services	51.5	33.5	53.7%	85.8	61.0	40.7%
Total(1)	6,097.4	4,496.8	35.6%	10,656.4	8,083.2	31.8%

(1) Excluding Distrito Arcos: Total IIQ 15 (ARS MM) 6,072.7, Var 35.0%. Total 6M 15 (ARS MM) 10,631.7, Var 31.5%.

Revenues from cumulative leases as of December 31
(Detailed revenues, for the quarter and for the first six months of each fiscal year, in millions of ARS)

Detailed Revenues	IIQ15	IIQ14	YoY Var	6M 15	6M 14	YoY Var
Base Rent	229.9	188.3	22.1%	445.4	363.6	22.5%
Percentage Rent	172.0	108.2	59.0%	260.2	181.2	43.6%
Total Rent	401.9	296.5	35.5%	705.6	544.8	29.5%
Admission rights	36.9	31.6	16.8%	71.6	60.1	19.1%
Fees	6.7	8.5	(21.2)%	20.9	16.8	24.4%
Parking	28.1	20.4	37.7%	52.9	40.0	32.3%
Management fees	6.9	5.6	23.2%	13.0	10.9	19.3%
Other	1.2	1.1	9.1%	2.6	1.9	36.8%
Total Revenues before Common Expenses and Collective Promotion Fund	481.7	363.7	32.4%	866.6	674.5	28.5%
Common Expenses and Collective Promotion Fund	239.6	192.6	24.4%	423.7	338.1	25.3%
Total Revenues	721.3	556.3	29.7%	1,290.3	1,012.6	27.4%

4

IRSA Propiedades Comerciales Sociedad Anónima
(Formely company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Summary as of December 31, 2014

III. Offices.

The A+ office market in the City of Buenos Aires remains robust. Although there has been a drop in sales prices in terms of USD/sqm compared to the past year, demand for premium commercial spaces remains firm, whereas rental prices have remained stable, averaging USD 26 per square meter. The vacancy rate rose slightly during this year, to 10% in the City of Buenos Aires, 2 pp. above the rate recorded last year.

Evolution of Profitability of A+ Offices, City of Buenos Aires

The figures of our Office portfolio for the first six-month period were favorable, with revenues that grew by 79.9% as compared to the same period of 2014. During the second quarter of this year, revenues increased by 105.8%, explained mainly by the acquisition of office buildings in December past, which enlarged our portfolio from 11,242 square meters to 95,002 square meters of gross leaseable area.

In Millions of ARS	IIQ 15	IIQ 14	YoY Var	6M 15	6M 14	YoY Var
Revenues	17.7	8.6	105.8%	28.6	15.9	79.9%
Operating Income	(56.5)	4.2	-	(50.9)	7.5	-
Depreciation and Amortization	11.7	0.4	2,825.0%	13.6	2.9	369.0%
EBITDA(1)	13.8	4.6	197.2%	21.3	10.4	104.8%
(1) EBITDA: Operating Income plus Depreciation and Amortization excluding stamp tax expenses incurred in the transfer of assets.

5

IRSA Propiedades Comerciales Sociedad Anónima
(Formely company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Summary as of December 31, 2014

	IIQ 15	IQ 15	IVQ 14	IIIQ 14	IIQ 14
Leaseable Area	95,002	11,242	11,242	11,242	11,242
Occupancy	98.9%	100%	100%	100%	100%

   Total leaseable area increased during the second quarter by 83,760 sqm due to the acquisition of 5 office buildings in December past. The occupancy of the new portfolio was near 99% and revenues in USD/sqm at 26.

   EBITDA from this segment, excluding the expenses related to the acquisition of office buildings from our controlling company IRSA, rose by 104.8% during the second quarter of 2015.

   Below is information on our office segment and other lease properties as of December 31, 2014.
      (In thousands of ARS)

	Date of Acquisition	Gross Leaseable Area (sqm)(1)	Occupancy Percentage (2)	IRSA Propiedades Comerciales’ Effective Interest	Book Value (3)
Offices
Edificio República	04/28/08	19,885	96.8%	100%	706,220
Torre Bankboston (Della Paolera)	08/27/07	14,873	100.0%	100%	533,457
Intercontinental Plaza	11/18/97	22,535	100.0%	100%	651,012
Bouchard 710(5)	06/01/05	15,014	100.0%	100%	516,742
Suipacha 652/64	11/22/91	11,453	96.7%	100%	128,643
Dot Building	11/28/06	11,242	100.0%	80%	89,690
Subtotal Offices		95,002	98.9%	N/A	2,625,764
Other Properties
Ex-Nobleza Piccardo(4)	05/31/11	98,610	100.0%	50%	10,050
Subtotal Other Properties		98,610	100.0%	N/A	10,050
TOTAL OFFICES AND OTHER		193,612	99.5%	N/A	2,635,814

(1) Total leaseable area for each property as of 12/31/14. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of 12/31/14.
(3) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation.
(4) Through Quality Invest S.A..
(5) Leaseable area modified to reflect spaces pending permit.

6

IRSA Propiedades Comerciales Sociedad Anónima
(Formely company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Summary as of December 31, 2014

IV. Other.

   This item includes the “Sales and Developments” and “Financial Operations and Others” segments.

	Sales and Developments(1)			Financial Operations and Others(2)
in ARS Million	6M15	6M14	Var %	6M15	6M14	Var %
Revenues	3.7	16.4	(77.4)%	0.1	0.3	(66.7)%
Operating Income	4.3	11.0	(60.9)%	8.6	0.5	1,620.0%
Depreciation and Amortization	-	-	-	-	-	-
EBITDA	4.3	11.0	(60.9)%	8.6	0.5	1,620.0%
(1) Includes Torres Rosario Project (Condominios del Alto I).
(2) 20% interest held by Tarshop, residual business of Apsamedia and Avenida Inc.

   The Sales and Developments segment recorded lower revenues and EBITDA due to lower sales made in Condominios del Alto in Rosario during the six-month period under review. The Financial Operations and Others segment reached an EBITDA of ARS 8.6 million as a result of the sale of 5% of the interest in our equity investee Avenida Inc. recorded as “Other Operating Income, net” during the first quarter of 2015.

7

IRSA Propiedades Comerciales Sociedad Anónima
(Formely company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Summary as of December 31, 2014

V. Reconciliation with Consolidated Income Statement.

   Below is an explanation of the reconciliation of the company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the segment Income Statement but not in the Income Statement.

For the six-month period ended December 31, 2014
(stated in thousands of pesos)

Item	Income by segment	Joint Ventures (1)	Inter-segment deletions	Income Statement
Revenues	1,322,563	(15,189)	-	1,307,374
Costs	(557,310)	8,111	-	(549,199)
Gross Profit	765,253	(7,078)	-	758,175
Gain from disposal of investment properties	3,361	-	-	3,361
General and administrative expenses	(56,388)	164	54	(56,170)
Selling expenses	(47,259)	633	-	(46,626)
Other operating results, net	(64,147)	704	(54)	(63,497)
Operating income	600,820	(5,577)	-	595,243
(1) Includes operating results from La Ribera Shopping and Predio San Martín (50%).

8

IRSA Propiedades Comerciales Sociedad Anónima
(Formely company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Summary as of December 31, 2014

VI. Consolidated Financial Debt.

   As of December 31, 2014 IRSA Propiedades Comerciales S.A. had loans for a total amount equivalent to USD 458.4 million. Below is a detail of IRSA Propiedades Comerciales S.A.’s debt:

Description	Issue Currency	Outstanding Amount (USD million)(1)	Rate	Maturity
Series I Notes due 2017 (int.)	USD	120.0	7.88%	May-17
Short-term debt	ARS	72.7	Variable	< 180 days
Syndicated loan – Arcos	ARS	6.1	15.01%	Nov-15
Syndicated loan – Neuquén	ARS	8.7	15.25%	Jun-16
Other Loans	ARS	4.5	-	-
Asset Purchase Debt	USD	246.4	8.50%	Jul-20
Total IRSA PC’s Debt	USD	458.4

(1) Principal amount in USD (million) at an exchange rate of 8.551 ARS = 1 USD, without considering eliminations of balances with subsidiaries.

VII. Material Events Occurred during the Period and Subsequent Events.

October 2014: General Ordinary and Extraordinary Shareholders’ Meeting

   On October 31, 2014, the annual shareholders’ meeting was held, and among others, the following Agenda items were approved:
•	Ratification of interim dividend approved by the shareholders’ meeting held on June 13, 2014 for $ 240,000,000.
•	Allocation of $ 139,000,000 as cash dividend.

December 2014: Acquisition of real property from our controlling company IRSA

   In December past we acquired from our controlling company IRSA Inversiones y Representaciones S.A. 83,789 square meters of its premium office portfolio, including República building, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land, in order to consolidate a vehicle mainly engaged in the development and operation of commercial properties in the Republic of Argentina.

   The goal is to add the best office portfolio in the City of Buenos Aires to the best shopping center portfolio in the Republic of Argentina. In this way, under the name “IRSA Propiedades Comerciales” we will consolidate 325,000 square meters in 14 shopping centers, 95,031 square meters in 6 premium offices and a large land reserve intended for future commercial developments.

   The total transaction amount was USD 308 million, USD 61.6 million of which have already been paid, while the balance of USD 246.4 million has been financed at an annual effective rate of 8.5% per annum with maturities in 2017 and 2020.

   Below is a description of the assets that have been transferred:

9

IRSA Propiedades Comerciales Sociedad Anónima
(Formely company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Summary as of December 31, 2014

1- República building, City of Buenos Aires

   This property, which was designed by the renowned architect César Pelli is an unique premium office building in downtown Buenos Aires. It has approximately 19,885 gross leaseable square meters distributed in 20 floors. As of December 31, 2014, its occupancy rate was 96.8%.

2- Bouchard 710, City of Buenos Aires

  Bouchard 710 is a 12-story office building located in the Retiro area. It has 15,014 gross leasable square meters. As of December 31, 2014, its occupancy rate was 100.0%.

3- Della Paolera 265, City of Buenos Aires

  The “BankBoston” Tower is a modern office building located at Carlos María Della Paolera 265, City of Buenos Aires. It was designed by the renowned architect Cesar Pelli and has 14,873 square meters of gross leaseable area. As of December 31, 2014, its occupancy rate was 100.0%.

4- Intercontinental Plaza, City of Buenos Aires

  Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown Buenos Aires. It has a leaseable are of 22,535 square meters. As of December 31, 2014, its occupancy rate was 100.0%.

5- Suipacha 652/64, City of Buenos Aires

   Suipacha 652/64 is a 7-story office building located in downtown Buenos Aires. It has 11,453 square meters of leaseable area and as of December 31, 2014 its occupancy rate was 96.7%.

6- Intercontinental Plaza II Plot - City of Buenos Aires

   The Intercontinental Plaza complex is located in the heart of the Monserrat district. It comprises an office tower and the exclusive Intercontinental Hotel. In the 6,135 square meter plot, it would be feasible to develop a second office tower, including 19,600 square meters and 25 floors, that would supplement the one already erected in the intersection of Moreno and Tacuarí streets.

10

IRSA Propiedades Comerciales Sociedad Anónima
(Formely company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Summary as of December 31, 2014

VIII. Summary Comparative Consolidated Balance Sheet.

	12.31.2014	12.31.2013	12.31.2012
Non-current Assets	5,015,700	2,162,290	2,043,064
Current Assets	1,259,750	1,090,154	778,389
Total	6,275,450	3,252,444	2,821,453
Non-current Liabilities	3,484,707	1,233,238	1,011,673
Current Liabilities	1,566,489	912,163	801,534
Subtotal	5,051,196	2,145,401	1,813,207
Minority interest	207,306	175,067	154,342
Shareholders’ equity	1,016,948	931,976	853,904
Total	1,224,254	1,107,043	1,008,246

IX. Summary Comparative Consolidated Income Statement.

	12.31.14	12.31.13	12.31.12
Operating income	595,243	490,102	371,334
Share of profit of associates and joint ventures	19,791	2,258	894
Income before financial results and income tax	615,034	492,360	372,228
Finance income	51,942	46,200	21,478
Finance cost	(178,389)	(207,927)	(112,041)
Other financial results	32,980	65,368	(7,620)
Financial results, net	(93,467)	(96,359)	(98,183)
Income / (loss) before income tax	521,567	396,001	274,045
Income tax expense	(161,411)	(138,983)	(98,289)
Net income	360,156	257,018	175,756
Total comprehensive net income	360,156	257, 018	175,756

Attributable to:
Equity holders of the parent	341,404	240,569	166,866
Non-controlling interest	18,752	16,449	8,890

X.	Summary Comparative Consolidated Cash Flow.

	12.31.14	12.31.13	12.31.12
Net cash generated from operating activities	532,867	458,162	313,770
Net cash used in investing activities	(369,378)	(289,185)	(218,109)
Net cash used in / generated from financing activities	(133,404)	(273,331)	8,006
Net increase / (decrease) in cash and cash equivalents	30,085	(104,354)	103,667

11

IRSA Propiedades Comerciales Sociedad Anónima
(Formely company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Summary as of December 31, 2014

XI.	Comparative Statistics.

Not applicable.

XII.	Comparative Ratios.

	12.31.2014		12.31.2013		12.31.2012
Liquidity
Current Assets	1,259,750	= 0.80	1,090,154	= 1.20	778,389	= 0.97
Current Liabilities	1,566,489		912,163		801,534

Indebtedness
Total Liabilities	5,051,196	= 4.97	2,145,401	= 2.30	1,813,207	= 2.12
Shareholders’ Equity	1,016,948		931,976		853,904

Solvency
Shareholders’ Equity	1,016,948	= 0.20	931,976	= 0.43	853,904	= 0.47
Total Liabilities	5,051,196		2,145,401		1,813,207

Capital Assets
Non-current Assets	5,015,700	= 0.80	2,162,290	= 0.66	2,043,064	= 0.72
Total Assets	6,275,450		3,252,444		2,821,453

12

IRSA Propiedades Comerciales Sociedad Anónima
(Formely company due to change of corporate name of ALTO PALERMO S.A. (APSA))

Summary as of December 31, 2014

XIII. Brief comment on prospects for the next quarter.

   During the second quarter of 2015 we recovered the rate of growth of our shopping centers’ sales and maintained optimum occupation levels. In last December we opened our fourteenth shopping center, “Distrito Arcos”, located in the neighborhood of Palermo, City of Buenos Aires. “Distrito Arcos” is an Outlet center with a variety of premium brands in an open-air environment that has added approximately 14,000 square meters of gross leaseable area, 52 stores and 15 stands to the company’s portfolio. We expect to record satisfactory sales figures in this new shopping center in the next quarter ending on March 31, 2015.

    In addition, we are moving ahead in the development of our next shopping center in the City of Neuquén, “Alto Comahue”, whose degree of progress is 90%. We expect to open Alto Comahue next March. This project, much longed-for by the local population, which will add approximately 10,000 square meters to our portfolio, will be the company’s first shopping center in the Argentine Patagonian region, and we believe that in light of the significant economic growth experienced by Neuquén in the past years, this project will be as successful as the rest of the shopping centers managed by IRSA Propiedades Comerciales in other locations in the interior of Argentina.

    Following the acquisition of 5 office buildings from our controlling company IRSA Inversiones y Representaciones S.A in last December, in the next quarter we will note higher revenues from this segment, which has seen its gross leaseable area grow by 83,786 square meters as a result of this transaction.

    We will remain active throughout the year by encouraging marketing actions, events and promotions in our shopping centers, as they have proved to be highly effective in terms of sales and have been eagerly endorsed by the public. Moreover, we expect to continue working with the aim of optimizing the performance of our current shopping centers and offices through improvements that result in taking better advantage of the leaseable square meters and higher functionality and attractiveness for the benefit of consumers, stores and tenants.

    We hope that during 2015 IRSA Propiedades Comerciales will consolidate as the leading commercial real estate company in Argentina, adding new properties and surface area to its current portfolio, new leading brands and different formats to keep growing in Argentina, by offering the best commercial proposals to our visitors and premium spaces to our lessees. Given our financial position, experience in seizing market opportunities and franchise for accessing the capital markets, we remain confident in the growth and consolidation of our portfolio.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

April 09, 2015	By:	/s/ Saúl Zang
Saúl Zang
Responsible of Relationships with the markets